As filed with the Securities and Exchange Commission on May 13, 2013

Registration No. 333-187631

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CVR Refining, LP

(Exact name of registrant as specified in its charter)

Delaware	2911	37-1702463
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

2277 Plaza Drive, Suite 500

Sugar Land, TX 77479

(281) 207-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John J. Lipinski

2277 Plaza Drive, Suite 500

Sugar Land, Texas 77479

(281) 207-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mike Rosenwasser E. Ramey Layne Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, New York 10103 Tel: (212) 237-0000 Fax: (212) 237-0100	Sean T. Wheeler Keith Benson Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 Tel: (713) 546-5400 Fax: (713) 546-5401

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price per Unit(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)
Common units representing limited partner interests	13,800,000	$33.73	$465,474,000	$63,491

(1)	Includes 1,800,000 common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Calculated in accordance with Rule 457(c) on the basis of the high and low sales price of the common units on May 8, 2013.
(3)	Estimated solely for the purpose of calculating the registration fee.
(4)	The Registrant previously paid $13,640 of the total registration fee in connection with the previous filing of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 13, 2013

CVR Refining, LP

12,000,000 Common Units

Representing Limited Partner Interests

We are offering 12,000,000 common units representing limited partner interests in us. Our common units are listed on the New York Stock Exchange under the symbol “CVRR.” On May 10, 2013, the last reported sales price of our common units was $33.68 per common unit. We will use the net proceeds from this offering to redeem from CVR Refining Holdings, LLC a number of common units equal to the number of common units sold in this offering.

To the extent that the underwriters sell more than 12,000,000 common units, the underwriters have the option to purchase up to an additional 1,800,000 common units at the public offering price less the underwriting discounts and commissions.

Investing in our common units involves risks. See “Risk Factors” on page 19 of this prospectus to read about the factors you should consider before buying our common units.

The underwriters expect to deliver the common units to purchasers on or about                     , 2013.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to CVR Refining, LP
Per Common Unit	$	$	$
Total	$	$	$

(1)	See “Underwriting” for additional information regarding underwriter compensation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse
Barclays	Citigroup	Jefferies
UBS Investment Bank		J.P. Morgan

SunTrust Robinson Humphrey

The date of this prospectus is                     , 2013.

CVR refining™

Crude Oil Supply and Product Distribution Network

Consolidated Supply Network
South Dakota
Nebraska
Iowa
Illinois
Colorado
Kansas
Missouri
Arkansas
Oklahoma
Texas
KEYSTONE
ENBRIDGE
Lockport
Chicago
Flanagan
Wood River
Patoka
MUSTANG
SPEARHEAD SOUTH
Kansas City
Phillipsburg
JAYHAWK
McPherson
DJ Basin
WHITE CLIFFS PIPELINE
El Dorado
Coffeyville
Ponca City
Cushing
Tulsa
Duncan
Wynnewood
Wichita Falls
Midland
Houston
Consolidated Marketing Network
Denver
Legend
Coffeyville Refinery
Wynnewood Refinery
Major Canadian Crude Oil Pipelines
CVR Crude Oil Pipelines
Third-Party Crude Oil Pipelines
Third-Party Refined Product Pipelines
Terminals
Corporate Headquarters

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us or any other information to which we have referred you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of our common units means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy our common units in any circumstances under which the offer or solicitation is unlawful.

Trademarks, Trade Names and Service Marks

This prospectus includes trademarks belonging to CVR Energy, Inc., including COFFEYVILLE RESOURCES® and the CVR Refining logo, each of which is registered or for which we are applying for federal registration with the United States Patent and Trademark Office. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies.

Industry and Market Data

The data included in this prospectus regarding the refining industry, including trends in the market and our position and the position of our competitors within the refining industry, is based on a variety of sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information (including the reports and other information our competitors file with the Securities and Exchange Commission, which we did not participate in preparing and as to which we make no representation), as well as our good faith estimates, which have been derived from management’s knowledge and experience in the areas in which our business operates. Estimates of market size and relative positions in a market are difficult to develop and inherently uncertain. Accordingly, investors should not place undue weight on the industry and market share data presented in this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and the documents that we incorporate by reference herein. You should carefully read the entire prospectus, including “Risk Factors” and the documents we incorporate by reference herein, before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise their option to purchase additional common units. References in this prospectus to “CVR Refining, LP” as well as “Partnership,” we,” “our,” “us” or like terms when used in a context relating to periods prior to December 31, 2012, refer to the petroleum refining and related logistics business of CVR Energy, Inc. (“CVR Energy”). When used in a context relating to subsequent periods, “CVR Refining, LP” as well as “Partnership,” we,” “our,” “us” or like terms refer to CVR Refining, LP and its consolidated subsidiaries unless the context otherwise requires or where otherwise indicated. References to “CVR Refining GP” or “our general partner” refer to CVR Refining GP, LLC, an indirect wholly-owned subsidiary of CVR Energy. References to “Coffeyville Resources” refer to Coffeyville Resources, LLC, a wholly-owned subsidiary of CVR Energy. References to “CVR Refining Holdings” refer to CVR Refining Holdings, LLC, a wholly-owned subsidiary of Coffeyville Resources. You should also see the “Glossary of Selected Industry Terms” contained in Annex A for definitions of some of the terms we use to describe our business and industry and other terms used in this prospectus.

Overview

We are an independent downstream energy limited partnership with refining and related logistics assets that operates in the mid-continent region. We own two of only seven refineries in the underserved Group 3 of the PADD II region of the United States. We own and operate a 115,000 barrels per day (“bpd”) complex full coking medium-sour crude oil refinery in Coffeyville, Kansas and a 70,000 bpd medium complexity crude oil refinery in Wynnewood, Oklahoma capable of processing 20,000 bpd of light sour crude oils (within its 70,000 bpd capacity). In addition, we also control and operate supporting logistics assets including approximately 350 miles of owned pipelines, over 125 owned crude oil transports, a network of strategically located crude oil gathering tank farms, and over 6.0 million barrels of owned and leased crude oil storage capacity. The strategic location of our refineries, combined with our supporting logistics assets, provide us with a significant crude oil cost advantage relative to our competitors. Furthermore, our Coffeyville and Wynnewood refineries are located approximately 100 miles and 130 miles, respectively, from the crude oil hub at Cushing, Oklahoma, and have access to inland domestic and Canadian crude oils that are priced based on the price of West Texas Intermediate crude oil (“WTI”). For the year ended December 31, 2012 and three months ended March 31, 2013, the crude oil consumed at the refineries was at a discount to the price of WTI of $2.26 per barrel and $4.98 per barrel, respectively.

Our refineries’ complexity allows us to optimize the yields (the percentage of refined product that is produced from crude oil and other feedstocks) of higher value transportation fuels (gasoline and diesel). Complexity is a measure of a refinery’s ability to process lower quality crude oil in an economic manner. Our two refineries’ capacity weighted average complexity is 11.5. As a result of key investments in our refining assets, our Coffeyville refinery’s complexity increased to 12.9 in 2012 from 10.3 in 2005. Our management team, which joined us in 2005 in connection with the Coffeyville refinery acquisition, has also achieved significant increases in this refinery’s crude oil throughput rate since the acquisition. Our Wynnewood refinery, which we acquired in December 2011, currently has a complexity of 9.3, and we expect to spend approximately $50 million on a hydrocracker project that will increase the conversion capability and the ultra-low sulfur diesel (“ULSD”) yield of the refinery.

We currently gather approximately 50,000 bpd of price-advantaged crudes from our gathering area, which includes Kansas, Nebraska, Oklahoma, Missouri and Texas. In aggregate, these crudes have been sourced at a discount to WTI because of our proximity to the sources of crude oil, existing logistics infrastructure and quality differences. We also have 35,000 bpd of contracted capacity on the Keystone and Spearhead pipelines that allows us to supply price-advantaged Canadian and Bakken crudes to our refineries.

Since the beginning of 2011, WTI crude has priced at a considerable discount to the price of Brent crude oil (“Brent”). Other imported waterborne crude oils, and crude oil produced on-shore and off-shore in the Gulf Coast region are priced based on the price of Brent. This price advantage for the crudes that we refine is the result of increasing mid-continent domestic and Canadian crude oil production, decreasing North Sea production, economic transportation infrastructure limitations, and geopolitical factors. We expect WTI to continue to trade at a discount to Brent over the long term, but anticipate that this discount will vary over time. For example, the recent reversal of the Seaway crude oil pipeline to make it flow from Cushing to the Gulf Coast and the ongoing and planned capacity expansion of the pipeline will ameliorate some of the current transportation infrastructure limitations by increasing mid-continent producers’ ability to transport crude oil to Gulf Coast refiners in an economic manner and may reduce the robust Brent-WTI price differential. Over time, continued increases in mid-continent domestic and Canadian crude oil production, ongoing infrastructure constraints that limit the amount of crude that can be transported through the more economic pipeline network as opposed to rail or truck and continuing decline in North Sea production should continue to support wider Brent-WTI price differentials.

The following table shows average crude oil price differentials of WTI as compared to Brent, WTI to Mars Blend (“Mars”), Western Canada Select (“WCS”) to WTI, West Texas Sour (“WTS”) to WTI, and WTI priced in Midland, Texas (“WTI at Midland”) to WTI for the three months ended March 31, 2013 and for the year ended December 31, 2012.

	Average Differential ($ per barrel)
	Three Months Ended March 31, 2013	Year Ended December 31, 2012
WTI—Brent(1)	$(19.58)	$(18.72)
WTI—Mars(1)	(14.86)	(12.78)
WCS—WTI(1)	(27.19)	(22.42)
WTS—WTI(1)	(6.41)	(5.43)
WTI at Midland—WTI(1)(2)	(3.42)	(4.06)

(1)	NYMEX WTI, WTS, Mars, WCS and Brent average prices from Bloomberg over the time periods stated above.
(2)	WTI at Midland average prices from Argus Media over the time periods stated above.

Our logistics businesses have grown substantially since 2005. We have grown our crude oil gathering system from 7,000 bpd in 2005 to approximately 50,000 bpd currently. The system is supported by approximately 350 miles of owned pipelines associated with our gathering operations, over 125 crude oil transports and associated storage facilities located along our pipelines and third-party pipelines for gathering crude oil purchased from independent crude oil producers in Kansas, Nebraska, Oklahoma, Missouri and Texas. We have a 145,000 bpd pipeline system that transports crude oil from our Broome Station tank farm to our Coffeyville refinery as well as a total of 6.0 million barrels of owned and leased crude oil storage capacity, including approximately 6% of the total crude oil storage capacity at Cushing. Crude oil is transported to our Wynnewood refinery via two separate third-party pipelines and received into storage tanks at terminals located at or near the refinery. Our crude oil gathering and pipeline systems provide us with price advantages relative to the price of WTI.

Customers for our refined products primarily include retailers, railroads and farm cooperatives and other refiners/marketers in Group 3 of the PADD II region because of their relative proximity to our refineries and pipeline access. We sell bulk products to long-standing customers at spot market prices based on a Group 3 basis differential to prices quoted on the New York Mercantile Exchange (“NYMEX”), which are reported by industry market related indices such as Platts and Oil Price Information Service. We also have a rack marketing business supplying product through tanker trucks directly to customers located in proximity to our Coffeyville and Wynnewood refineries, as well as to customers located at throughput terminals on refined products distribution systems run by Magellan Midstream Partners L.P. (“Magellan”) and NuStar Energy, LP, (“NuStar”). Rack sales are at posted prices that are influenced by competitor pricing and Group 3 spot market differentials. Additionally, our Wynnewood refinery supplies jet fuel to the U.S. Department of Defense. In addition, our Coffeyville refinery sells a by-product of its refining operations, petroleum coke (“pet coke”), to an affiliate, CVR Partners, LP (“CVR Partners”), pursuant to a multi-year agreement. For the year ended December 31, 2012, our two largest customers accounted for approximately 10% and 9% of our sales and approximately 48% of our sales were made to our ten largest customers.

We generated refining margin of $1,614.2 million and $468.2 million, net income of $595.3 million and $275.4 million and Adjusted EBITDA of $1,176.2 million and $309.9 million for the year ended December 31, 2012 and the three months ended March 31, 2013, respectively. For a reconciliation of refining margin and Adjusted EBITDA to the most directly comparable GAAP measures, see “—Non-GAAP Financial Measures.”

Our Competitive Strengths

We have a number of competitive strengths that we believe will help us to successfully execute our business strategy:

Strategically Located Refineries with Advantageous Access to Crude Oil Supply. We believe that the location of our refineries and logistics assets enable us to access lower cost mid-continent domestic sweet and sour and various light and heavy grade Canadian crude oils, allowing us to improve our realized margins. For the three months ended March 31, 2013, 7.6% of the crude oil processed at our refineries was WTS, 80.4% was domestic sweet with the remainder comprised of various light and heavy grade Canadian crude oils. Historically, we have purchased crude oil at a discount to WTI as a result of our location. From the beginning of 2007 through March 31, 2013, we realized an average discount of $3.48 per barrel of crude oil purchased for our refineries when compared to the average WTI price per barrel over the same period. More recently, the increase of the discount at which a barrel of WTI traded relative to Brent has allowed refineries, such as ours, that are capable of sourcing and utilizing crude oil that is priced by reference to WTI, to realize relatively lower crude oil costs and benefit from the refined product prices resulting from higher Brent prices.

Supporting Logistics Assets that Provide Competitive Cost Advantages. We believe that our network of pipelines, crude oil transports and storage facilities allow us to source domestically produced sweet and sour crudes to our refineries in a price-advantaged manner. Since 2005, our management team has grown our local gathering system from 7,000 bpd to approximately 50,000 bpd currently and it now supplies approximately one-fourth of our refineries’ crude.

Attractive Refined Products Supply/Demand Dynamics. Our refineries are located in the cost advantaged area of the PADD II region known as Group 3. Our combined production capacity represents approximately 22% of our region’s refining capacity. Since the mid-1990s, demand for refined products in the PADD II region has exceeded regional production, resulting in a need for imports from other regions, specifically from the Gulf Coast region. We benefit from the fact that the market prices in our region typically include a premium equivalent to the logistics cost for Gulf Coast suppliers to ship products into our region. Over the five-year period ended December 31, 2012, the PADD II Group 3 2-1-1 benchmark crack spread (defined as two barrels of crude producing one barrel of gasoline and one barrel of ULSD/heating oil) premium to the NYMEX 2-1-1 has been approximately $0.29 per barrel.

Substantial Refinery Operating Flexibility. Since June 2005, we have significantly expanded the variety of crude grades we are able to process at our Coffeyville refinery. Our Coffeyville refinery can now process up to 25,000 bpd of heavy sour, which was unable to be processed through our Coffeyville refinery at the time of its acquisition. Since our acquisition of the Wynnewood refinery in December 2011, we have increased the variety of crude grades that the refinery can process and plan to upgrade a hydrocracker unit at the refinery. Our proximity to, and substantial storage capacity at, the crude oil trading hub in Cushing, Oklahoma minimizes the likelihood of an interruption to our supply and facilitates optimal crude oil purchasing and blending. We maintain capacity on the Spearhead and Keystone pipelines from Canada to Cushing and also operate a crude gathering system serving Kansas, Nebraska, Oklahoma, Missouri and Texas, which allows us to acquire quality crudes at a discount to WTI. This combination of access to price-advantaged domestic and Canadian crude oils allows us to capitalize on changing market conditions and optimize our crude oil supply. In addition, our access to the mid-continent gas liquids hub of Conway, Kansas allows us to further increase our refining margins by purchasing and blending natural gasoline and butanes.

Strong Refinery Operating Track Record. Since 2005, we have invested over $700 million to modernize our Coffeyville refinery and to meet more stringent federal and state environmental, health and safety requirements. As a result of these investments, we have achieved significant increases in our Coffeyville refinery crude throughput rate from less than 90,000 barrels per stream day (“bpsd”) prior to June 2005 up to approximately 124,000 bpsd in the first quarter of 2013. In early 2012, we successfully and safely completed the second phase of our turnaround at Coffeyville at a total cost of approximately $89 million, which includes the costs of the first phase which occurred in the fourth quarter of 2011. In December 2012 we completed a major turnaround at our Wynnewood refinery, the first since we acquired this refinery in 2011, at a total cost of approximately $103 million. The next turnarounds of our Coffeyville and Wynnewood refineries are scheduled to begin in late 2015 and 2016, respectively.

Synergistic Relationship with CVR Partners. Our relationship with CVR Partners provides us with a number of operational advantages. We have the ability to purchase hydrogen from CVR Partners’ nitrogen fertilizer facility, which provides an important hydrogen supply redundancy to our Coffeyville refinery. We also share a number of utilities with CVR Partners, such as steam and water utilities, which reduces the direct operating expenses of running our Coffeyville refinery. In addition, pursuant to a long-term agreement, CVR Partners purchases 100% of the pet coke that we produce at our Coffeyville refinery, thereby assuring a guaranteed source of demand for this by-product of our refining operations.

Experienced Management Team. The operations members of our senior management team average over 35 years of refining industry experience and, in coordination with our broader management team, have increased operating income and created stockholder value since the acquisition of Coffeyville Resources in June 2005. Mr. John J. Lipinski, our Chief Executive Officer, has over 40 years of experience in the refining industry, and prior to joining us in connection with the acquisition of Coffeyville Resources in June 2005, was in charge of a 550,000 bpd refining system. Mr. Stanley A. Riemann, our Chief Operating Officer, has over 39 years of experience, including running one of the largest fertilizer manufacturing systems in the United States and its petroleum operations. Mr. Robert W. Haugen, our Executive Vice President, Refining Operations, has more than 30 years of experience, serving in numerous engineering, operations, marketing and management positions in the refining, petrochemical and nitrogen fertilizer industries. Mr. Wyatt E. Jernigan, our Executive Vice President, Crude Oil Acquisition and Petroleum Marketing, has more than 35 years of experience in the areas of crude oil and petroleum products as they relate to trading, marketing, logistics and asset development. Mr. Christopher G. Swanberg, our Vice President, Environmental, Health and Safety has over 32 years of experience in various positions within the petroleum refining industry. Mr. David L. Landreth, our Vice President, Economics and Planning, has more than 30 years’ experience in refining and petrochemicals in areas relating to crude, feedstock, product and process optimization, commercial activities, acquisitions and capital utilization.

Our Business Strategy

Our objectives are to provide attractive total returns to unitholders by focusing on business results and total distributions, optimizing our crude supply, pursuing organic growth opportunities and possible acquisitions and maintaining a conservative financial position.

Focus on Business Results and Total Distributions. We expect to focus on optimizing our business results and maximizing total distributions, rather than attempting to manage our results with a focus on minimum distributions. We do not intend to maintain excess distribution coverage in order to stabilize our quarterly distributions or to otherwise reserve cash for future distributions. The board of directors of our general partner has adopted a policy under which we will distribute all of the available cash we generate each quarter as described in “Our Cash Distribution Policy and Restrictions on Distributions.” In addition, our general partner has a non-economic interest in us and no incentive distribution rights, and, accordingly, our unitholders will receive 100% of our cash distributions.

Focus on Optimizing Our Crude Supply. Our strategic location and the complexity of each of our refineries allow us to receive and process a variety of light, heavy, sweet and sour crude oils from the United States and Canada, many of which have historically priced at a discount to WTI. Our management team continues to leverage our location, logistics infrastructure and operational flexibility to optimize our crude oil purchases and minimize our crude oil costs. In addition, we are expanding our gathering system to further increase our ability to purchase crude at a discount to WTI.

Focus on Growth Opportunities. We intend to pursue opportunities to grow our business both organically and through acquisitions.

•

Organic Growth Projects. We plan to continue to make investments to enhance the operating flexibility and profitability of our refineries. We intend to pursue organic growth projects at our refineries to improve the yield of transportation fuels we produce and the efficiency of our business, which we expect to improve profitability. For example, we plan to undertake process and catalyst modifications of an existing hydrocracker unit at our Wynnewood refinery, as well as to add a hydrogen plant, that will increase the conversion capability and the ULSD yield of the refinery. We also plan to make investments in our logistics operations, including trucking, storage, and pipeline facilities, to enhance our crude oil sourcing flexibility (target growth of around 10% per year) and to reduce related crude oil purchasing and delivery costs.

•

Evaluate Accretive Acquisition Opportunities. We will selectively pursue accretive acquisitions. In evaluating acquisitions, we will consider, among other factors, sustainable performance of the targeted assets through the refining cycle, access to advantageous sources of crude oil supplies, attractive supply and demand market fundamentals, access to distribution and logistics infrastructure and potential operating synergies.

Maintain a Conservative Financial Position. We intend to maintain a conservative total debt level. We plan to retain significant financial flexibility during periods of volatile commodity prices by maintaining a number of sources of liquidity, including cash on hand, our $400 million asset-backed revolving credit facility, and our $150 million senior unsecured revolving credit facility with Coffeyville Resources. We intend to prudently finance our growth capital expenditures on a long term basis with a mix of debt and equity to continue to maintain a conservative total debt level. We may fund expansion capital expenditures, on an interim basis, with our $150 million intercompany credit facility, and thereafter issue term indebtedness and equity securities to finance such growth capital expenditures on a long term basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources” contained in our Quarterly Report on Form 10-Q for the three months ended March 31, 2013, which is incorporated herein by reference. Additionally, we manage our operations prudently with a focus on maintaining sufficient liquidity to meet unforeseen capital needs. As of March 31, 2013 we had approximately $1.05 billion of available liquidity, comprised of $525.1 million of cash on hand, $372.8 million available for borrowing under our $400 million asset-backed revolving credit facility (net of $27.2 million of outstanding letters of credit) (the “Amended and Restated ABL Credit Facility”) and $150 million available for borrowing under our $150 million senior unsecured revolving credit facility with Coffeyville Resources. In addition, we have financial flexibility resulting from trade credit from our crude oil suppliers and our Crude Oil Supply Agreement (the “Vitol Agreement”) with

Vitol Inc. (“Vitol”), which helps reduce the amount of working capital required in our refinery operations. For the year ended December 31, 2012 and three months ended March 31, 2013, we obtained approximately 64% and 66%, respectively, of the crude oil for our Coffeyville refinery under the Vitol Agreement, which was amended and restated in August 2012 to include the provision of crude oil intermediation services for our Wynnewood refinery and to extend the initial term of the agreement. For the three months ended March 31, 2013, we obtained 83% of the crude oil for our Wynnewood refinery under the Vitol Agreement.

Industry Overview

Crude oil refining is the process of separating the hydrocarbons present in crude oil for the purpose of converting them into marketable finished, or refined, petroleum products such as gasoline, diesel, jet fuel, asphalt and other products. Refining is primarily a margin-based business where the crude oil and other feedstocks and refined products are commodities with fluctuating prices. In order to increase profitability, it is important for a refinery to maximize the yields of high value finished products and to minimize the costs of feedstocks and operating expenses, and to do so without compromising safety and environmental performance.

According to the Energy Information Administration (the “EIA”), as of January 1, 2012, there were 134 oil refineries operating in the United States. High capital costs, historical excess capacity and environmental regulatory requirements have limited the construction of new refineries in the United States over the past 30 years. Domestic operating refining capacity has increased approximately 4% between January 1982 and January 2012, from 16.1 million bpd to 16.7 million bpd, according to the EIA. Much of this increase in capacity is generally the result of efficiency measures and moderate expansions at various refineries, known as “capacity creep,” but some significant expansions at existing refineries have occurred as well. During this same time period, more than 120 generally smaller and less efficient refineries were closed.

According to the EIA, total demand for refined products in Group 3 of the PADD II region, where we operate, was over 330 million barrels in 2011. The refining capacity in this region is currently insufficient to meet the demand for refined products. Refining capacity in Group 3 decreased approximately 22% between January 1982 and January 2012, from approximately 1.1 million bpd to approximately 850,000 bpd. The refined product volumes that are necessary to satisfy the demand in excess of Group 3 production are primarily sourced from domestic refineries located outside of the PADD II region, particularly from the Gulf Coast. According to the EIA, due to product supply shortfalls within Group 3, net receipts of gasoline and distillate from domestic sources outside of Group 3 comprised approximately 13% and 14%, respectively, of demand for these products on average over the 2007—2011 period.

The volume of crude oil moving by pipeline from PADD III to PADD II has steadily declined in recent years, as pipeline receipts of Canadian oil sands crude oil and production from domestic oil plays continue to increase. According to the EIA, Canadian crude oil imports into the PADD II region averaged 1.7 million bpd in August 2012, up 41% over August 2010 volumes. The PADD II Group 3 refiners also have access to the growing crude oil supply forecasted to come from North Dakota’s Bakken shale, as well as from the Permian Basin, Anadarko Basin, DJ Basin and other regional liquids plays. According to ITG Investment Research, an independent research firm, liquids production from the Permian, Bakken, Anadarko Basin (which includes the Mississippi Lime, Granite Wash and Cleveland Tonkawa, among others) and DJ Basin (primarily the Niobrara) is expected to double from approximately 2.5 million bpd at the end of 2011 to more than 4.0 million bpd by the end of 2015 and increase to approximately 5.5 million bpd by 2024.

Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in good faith. However, the officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to its indirect owner, CVR Energy. As a result, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and CVR Energy, on the other hand. Our partnership agreement limits the liability and reduces the duties owed by our general partner to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of our general partner’s duties. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law.

For a more detailed description of the conflicts of interest and the duties of our general partner, see “Conflicts of Interest and Fiduciary Duties.” For a description of other relationships with our affiliates, see “Certain Relationships and Related Transactions, and Director Independence” contained in our Annual Report on Form 10-K for the year ended December 31, 2012 (our “2012 Annual Report”).

Our Relationship with CVR Energy and Icahn Enterprises, L.P.

Immediately before this offering, CVR Refining Holdings, an indirect wholly-owned subsidiary of CVR Energy, owns 100% of our general partner and approximately 81% of our common units. Following this offering, CVR Refining Holdings will own approximately 73% of our common units (or approximately 72% if the underwriters exercise in full their option to purchase additional common units).

CVR Energy (NYSE: CVI) is a publicly traded Delaware corporation which indirectly owns the general partner and approximately 70% of the common units of CVR Partners (NYSE: UAN), a publicly-traded limited partnership that is an independent producer and marketer of upgraded nitrogen fertilizers in the form of ammonia and urea ammonium nitrate (“UAN”). Icahn Enterprises, L.P. (“Icahn Enterprises”) (NASDAQ: IEP), a master limited partnership which holds interests in operating subsidiaries engaged in various industries, is the holder of 82% of the common stock of CVR Energy. An affiliate of Icahn Enterprises owns approximately 2.7% of our common units. An affiliate of Icahn Enterprises may purchase up to 2,000,000 common units from CVR Refining Holdings in a concurrent privately negotiated transaction at a price per common unit equal to the price per common unit paid by the public in this offering.

About Us

CVR Refining, LP was formed in Delaware in September 2012. Our principal executive offices are located at 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479, and our telephone number is (281) 207-3200. Our website address is www.cvrrefining.com. Information contained on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. We make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (the “SEC”), available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should carefully consider these risk factors together with all other information included in this prospectus.

Recent Developments

Initial Public Offering

On January 23, 2013, we completed our initial public offering of 24,000,000 common units priced at $25.00 per unit. Of the common units issued, 4,000,000 units were purchased by an affiliate of Icahn Enterprises. Additionally, on January 30, 2013, the underwriters closed their option to purchase an additional 3,600,000 common units at a price of $25.00 per unit. The common units, which are listed on the New York Stock Exchange (“NYSE”), began trading on January 17, 2013 under the symbol “CVRR.” Following the closing of the initial public offering, common units held by public holders represented approximately 19% of all outstanding limited partner interests (including common units held by an affiliate of Icahn Enterprises, representing approximately 2.7% of all outstanding limited partner interests), while CVR Refining Holdings held common units approximating 81% of all outstanding limited partner interests in addition to owning CVR Refining GP, LLC, our general partner.

The net proceeds to us from the initial public offering were approximately $653.6 million, after deducting underwriting discounts and commissions and offering expenses. Approximately $253.0 million of the net proceeds were used to redeem all of the outstanding 10.875% second lien senior secured notes due 2017 (the “2017 Notes”), $160.0 million is being used to prefund certain maintenance and environmental capital expenditures through 2014, $54.0 million were used to fund the turnaround expenses at the Wynnewood refinery in the fourth quarter of 2012, $85.1 million was distributed to Coffeyville Resources and the remaining proceeds have been, or will be, used for general corporate purposes. Prior to the closing of the initial public offering, we distributed approximately $150.0 million of cash on hand to Coffeyville Resources.

Intercompany Credit Facility

On January 23, 2013, prior to the closing of our initial public offering, we entered into a new $150.0 million senior unsecured revolving credit facility (the “intercompany credit facility”) with Coffeyville Resources as the lender to be used to fund growth capital expenditures. The intercompany credit facility is for a term of six years and bears interest at a rate of LIBOR plus 3% per annum.

Issuance of 2022 Notes

On October 23, 2012, CVR Refining, LLC (“CVR Refining”) and Coffeyville Finance Inc. (“Finance”), our wholly-owned subsidiaries, completed the issuance of $500 million in aggregate principal amount of 6.500% Second Lien Senior Secured Notes due 2022 (the “2022 Notes”) in a private placement. We used $348.0 million of the net proceeds from the sale of the Notes to finance the purchase of $323.0 million aggregate principal amount of notes tendered in a cash tender offer and consent solicitation for the outstanding 9.0% First Lien Senior Secured Notes due 2015 (the “2015 notes”) issued by Coffeyville Resources and Finance. We used a portion of the remaining net proceeds from the 2022 Notes offering to fund the redemption of the remaining $124.1 million of outstanding 2015 Notes and to settle accrued interest of approximately $1.6 million through November 23, 2012. Upon redemption of the 2017 Notes, the collateral securing the 2022 Notes was released and Coffeyville Resources ceased being a guarantor of the 2022 Notes.

Organizational Structure

The following chart illustrates our organizational structure and the organizational structure of CVR Energy after giving effect to this offering (assuming the underwriter’s option to purchase additional common units is not exercised), and assuming an affiliate of Icahn Enterprises purchases 2,000,000 from CVR Refining Holdings in a concurrent privately negotiated transaction):

Public
Icahn Enterprises, L.P.
(Nasdaq: IEP)
6,000,000 Common Units
18.0%
82.0%
CVR Energy, Inc.
(NYSE: CVI)
Coffeyville Resources, LLC
Intercompany Credit Facility Lender
100%
CVR Refining Holdings, LLC(1)
106,000,000 Common Units
4.1%
100%
Public
35,600,000 Common Units
71.8%
CVR Refining GP, LLC
(the General Partner)
Non-economic general partner interest
24.1%
CVR Refining, LP
(the Partnership)
(NYSE: CVRR)
Guarantor of 2022 Notes
Guarantor of ABL Credit Facility
100%
CVR Refining, LLC
Co-Issuer of 2022 Notes
ABL Credit Facility Borrower
Intercompany Credit Facility Borrower
100%
100%
Nitrogen fertilizer business operated through CVR Partners, LP (NYSE: UAN) (retained by Coffeyville Resources)
Petroleum Refining and Logistics Operating Subsidiaries
ABL Credit Facility Borrowers
Wynnewood Energy Company, LLC
Wynnewood Refining Company, LLC
Coffeyville Resources Refining & Marketing, LLC
Coffeyville Resources Crude Transportation, LLC
Coffeyville Resources Terminal, LLC
Coffeyville Resources Pipeline, LLC
Coffeyville Finance Inc.
Co-Issuer of 2022 Notes

1) Includes 12,000 common units owned by its wholly owned subsidiary, CVR Refining Holdings Sub, LLC.

THE OFFERING

Issuer	CVR Refining, LP

Common units offered	12,000,000 common units.

Option to purchase additional common units	We have granted the underwriters a 30-day option to purchase up to an additional 1,800,000 common units.

Common units outstanding before and after this offering	147,600,000 common units.

Use of proceeds	We will use the net proceeds of this offering to redeem from CVR Refining Holdings a number of common units equal to the number of common units sold in this offering. See “Use of Proceeds.”

We will use the net proceeds from any exercise of the underwriters’ option to purchase additional common units to redeem an equal number of common units from CVR Refining Holdings. Accordingly, this offering will not change the number of common units outstanding.

Immediately before this offering, CVR Refining Holdings directly owned 119,988,000 common units and indirectly owned an additional 12,000 common units, representing an approximate 81% limited partner interest in us. Following this offering, CVR Refining Holdings will own 108,000,000 common units, or 106,200,000 common units if the underwriters exercise in full their option to purchase additional common units, representing an approximate 73% or 72% limited partner interest in us, respectively.

In addition, an affiliate of Icahn Enterprises may purchase up to 2,000,000 common units from CVR Refining Holdings in a concurrent privately negotiated transaction at a price per common unit equal to the price per common unit paid by the public in this offering.

Cash distributions	Within 60 days after the end of each quarter, beginning with the quarter ending March 31, 2013, we expect to make distributions to unitholders of record on the applicable record date. On April 30, 2013, the board of directors of our general partner declared a cash distribution of $1.58 per common unit, which includes available cash for the period from January 23, 2013, the closing date of our IPO, through March 31, 2013. The distribution will be paid on May 17, 2013 to unitholders of record on May 10, 2013. Accordingly, purchasers of common units in this offering will not receive the distribution in respect of the first quarter of 2013.

Our general partner’s current policy is to distribute all of the available cash we generate each quarter. Available cash for each quarter will be determined by the board of directors of our general partner following the end of such quarter. We expect that available cash for each quarter will generally equal our Adjusted EBITDA for the quarter, less cash needed for debt service, reserves for maintenance and environmental capital expenditures, and reserves for expenses associated with our major scheduled turnarounds. Our general partner may also determine that it is appropriate to reserve cash for future operating or capital needs.

We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distribution or to otherwise reserve cash for distributions, and we do not intend to incur debt to pay quarterly distributions. Further, it is our intent, subject to market conditions, to finance growth capital externally, and not to reserve cash for unspecified potential future needs.

Because our policy is to distribute an amount equal to all available cash we generate each quarter, our unitholders have direct exposure to fluctuations in the amount of cash generated by our business. We expect that the amount of our quarterly distributions, if any, will vary based on our earnings during each quarter. As a result, our quarterly distributions, if any, will not be stable and will vary from quarter to quarter as a direct result of variations in, among other factors, (i) our operating performance, (ii) earnings caused by, among other things, fluctuations in the prices of crude oil and other feedstocks and the prices we receive for finished products, changes to working capital or capital expenditures and (iii) cash reserves deemed necessary or appropriate by our general partner. Such variations in the amount of our quarterly distributions may be significant. Unlike most publicly traded partnerships, we do not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time. Our general partner may change our distribution policy at any time. Our partnership agreement does not require us to pay distributions to our unitholders on a quarterly or other basis.

Subordinated units	None.

Incentive Distribution Rights	None.

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Partnership Interests.”

Limited voting rights

Our general partner manages us and operates our business. Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business. Our unitholders have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the unitholders holding at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon completion of this offering, as the owner of CVR Refining

Holdings, CVR Energy will own approximately of 73% of our common units (or approximately 72% of our common units, if the underwriters exercise their option to purchase additional common units in full). This effectively gives CVR Energy the ability to prevent the removal of our general partner. In addition, an affiliate of Icahn Enterprises directly owns approximately 2.7% of our common units. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates (including CVR Energy and Icahn Enterprises) own more than 95% of the units, our general partner will have the right, but not the obligation, to purchase all, but not less than all, of the units held by unaffiliated unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. If our general partner and its affiliates reduce their ownership percentage to below 70% of the outstanding units, the ownership threshold to exercise the call right will be permanently reduced to 80%. See “The Partnership Agreement—Call Right.”

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences.”

Exchange listing	Our common units are listed for trading on the NYSE under the symbol “CVRR.”

SUMMARY HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL

AND OPERATING DATA

The summary historical combined financial information presented below under the caption Statement of Operations Data for the years ended December 31, 2010, 2011 and 2012 and the summary historical consolidated and combined financial information presented below under the caption Balance Sheet Data as of December 31, 2011 and 2012, have been derived from CVR Refining, LP’s audited consolidated and combined financial statements, which have been audited by KPMG LLP, our independent registered public accounting firm. The historical consolidated and combined financial data presented below has been derived from consolidated and combined financial statements that have been prepared using accounting principles generally accepted in the United States (“GAAP”). The summary historical condensed consolidated and combined financial information presented below under the caption Statement of Operations Data for the three months ended March 31, 2013 and 2012, and the summary historical condensed and consolidated financial information presented below under the caption Balance Sheet Data as of March 31, 2013, have been derived from our unaudited interim condensed consolidated and combined financial statements incorporated by reference into this prospectus from our quarterly report on Form 10-Q for the quarter ended March 31, 2013. The unaudited interim condensed consolidated and combined financial statements were prepared on a basis consistent with our audited consolidated financial statements. In our opinion, the unaudited interim condensed consolidated and combined financial statements include all adjustments necessary for the fair presentation of those statements. Our historical results are not necessarily indicative of future results and our results for the three months ended March 31, 2013 are not necessarily indicative of the results for the full 2013 fiscal year.

This data should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated and combined financial statements and notes related thereto included in our 2012 Annual Report, and the unaudited interim condensed consolidated and combined financial statements and notes related thereto included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2013. For a detailed discussion of the summary historical financial information and operating data contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our 2012 Annual Report and Quarterly Report on Form 10-Q for the three months ended March 31, 2013, each of which is incorporated herein by reference.

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011(1)	2012	2012	2013
				(unaudited)
	(in millions, except per unit data and as otherwise indicated)
Statement of Operations Data:
Net sales	$3,905.6	$4,752.8	$8,281.7	$1,898.5	$2,274.0
Costs and expenses:
Cost of product sold	3,539.8	3,927.6	6,667.5	1,630.7	1,805.8
Direct operating expenses(2)	153.1	247.7	426.5	92.7	86.0
Selling, general and administrative expenses	43.1	51.0	86.2	20.2	18.6
Depreciation and amortization	66.4	69.8	107.6	26.3	28.0

Operating income	$103.2	$456.7	$993.9	$128.6	$335.6
Other income (expense), net(3)	(13.8)	(1.5)	(36.8)	—	(26.0)
Interest expense and other financing costs	(49.7)	(53.0)	(76.2)	(18.8)	(14.2)
Realized gain (loss) on derivatives, net	(2.1)	(7.2)	(137.6)	(19.1)	(52.5)
Unrealized gain (loss) on derivatives, net	0.6	85.3	(148.0)	(128.1)	32.5

Net income (loss)(3)	$38.2	$480.3	$595.3	$(37.4)	$275.4

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011(1)	2012	2012	2013
				(unaudited)
	(in millions, except per unit data and as otherwise indicated)
Balance Sheet Data (at period end):
Cash and cash equivalents(4)	$2.3	$2.7	$153.1		$525.1
Working capital	138.7	384.7	382.6		866.2
Total assets	1,072.8	2,262.4	2,258.5		2,693.3
Total debt, including current portion	469.0	729.9	773.2		552.0
Total divisional equity/partners’ capital	418.8	1,018.6	980.8		1,678.3

Cash Flow Data
Net cash flow provided by (used in):
Operating activities	$167.0	$352.7	$917.3	$145.0	$239.5
Investing activities	(21.1)	(655.9)	(119.8)	(35.4)	(44.6)
Financing activities(4)	(146.3)	303.6	(647.1)	(70.1)	177.0

Other Financial Data
Capital expenditures for property, plant and equipment	$21.2	$68.8	$120.2	$35.5	$44.6
Adjusted EBITDA(5)	$152.6	$577.3	$1,176.2	$143.0	$309.9

Key Operating Data(1)
Crude oil throughput (bpd)(6):
Sweet	89,746	83,538	130,414	110,636	156,725
Medium	8,180	1,704	21,334	24,982	14,757
Heavy sour	15,439	18,460	17,608	11,040	23,334

Total crude oil throughput	113,365	103,702	169,356	146,658	194,816
All other feedstocks and blendstocks	10,350	5,231	10,791	8,727	9,774

Total throughput (bpd)(6)	123,715	108,933	180,147	155,385	204,590
Production (bpd)(6):
Gasoline	61,136	48,486	89,787	81,291	98,184
Distillate	50,439	45,535	72,804	62,329	83,841
Other	12,978	15,385	17,262	10,879	23,543

Total refining production (excluding internally produced fuel)	124,553	109,406	179,853	154,499	205,568

NYMEX 2-1-1 crack spread (per barrel)(7)	$10.07	$26.33	$30.75	$27.53	$32.33
PADD II Group 3 2-1-1 crack spread (per barrel)(7)	$10.01	$26.77	$30.28	$23.32	$29.59
Refining margin per crude oil throughput barrel(5)	$8.84	$21.80	$26.04	$20.07	$26.71
Refining margin per crude oil throughput barrel adjusted for FIFO impact(5)	$8.07	$21.12	$26.98	$18.62	$26.44
Direct operating expenses (excluding major scheduled turnaround expenses) per crude oil throughput barrel(2)(5)	$3.67	$4.79	$4.89	$5.38	$4.91
Gross profit (excluding major scheduled turnaround expenses and adjusted for FIFO impact) per crude oil throughput barrel(5)	$2.80	$14.49	$20.36	$11.28	$19.93

(1)	We acquired WEC on December 15, 2011 and its results of operations are included from the date of acquisition. In addition, we incurred approximately $5.2 million and $11.0 million of transaction and integration costs related to the acquisition in 2011 and 2012, respectively. These transactions impact the comparability of the Summary Historical Operating Data. Key operating data includes WEC numbers for the period beginning December 16, 2011 through March 31, 2013.

(2)	Direct operating expense is presented on a per crude oil throughput barrel basis. In order to derive the direct operating expenses per crude oil throughput barrel, we utilize the total direct operating expenses, which do not include depreciation or amortization expense, and divide by the applicable number of crude oil throughput barrels for the period.
(3)	The following are certain charges and costs incurred in each of the relevant periods that are meaningful to understanding our net income and in evaluating our performance due to their unusual or infrequent nature and are not otherwise presented above:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011(1)	2012	2012	2013
				(unaudited)
	(in millions)
Loss on extinguishment of debt(a)	$16.6	$2.1	$37.5	$—	$26.1
Wynnewood acquisition transaction fees and integration expense	—	5.2	11.0	3.7	—
Major scheduled turnaround expense(b)	1.2	66.4	123.7	21.0	—
Share-based compensation, non-cash(c)	11.5	8.9	18.5	1.8	3.5

(a)	Represents for the year ended December 31, 2012, the write-off of deferred financing costs, unamortized premium and premiums paid upon the extinguishment of the 2015 Notes, which contributed to $33.4 million of the loss on extinguishment. Additionally, $4.1 million of the loss on extinguishment of debt was attributable to the write-off of a portion of previously deferred financing costs associated with ABL credit facility, which was replaced with an Amended and Restated ABL Credit Facility. For the year ended December 31, 2011, the write-off of a portion of previously deferred financing costs upon the replacement of the first priority credit facility with the ABL credit facility contributed to $1.9 million of the loss on extinguishment. Additionally, $0.2 million of the loss on extinguishment of debt was attributable to the write-off of previously deferred financing costs and unamortized original issue discount associated with the repurchase of $2.7 million of First Lien Notes. For the year ended December 31, 2010, a premium of 2.0% paid in connection with unscheduled prepayments and payoff of our tranche D term loan contributed $9.6 million of the loss on extinguishment. Additionally, $5.4 million of the loss on extinguishment of debt was attributable to the write-off of previously deferred financing costs associated with the payoff of the tranche D term loan. Concurrent with the issuance of the Old Notes, $0.1 million of third-party costs were immediately expensed. In December 2010, we made a voluntary unscheduled principal payment on our Old Notes resulting in a premium payment of 3.0% and a partial write-off of previously deferred financing costs and unamortized original issue discount totaling $1.6 million. The repurchase of the 2017 Notes resulted in a loss on extinguishment of debt of approximately $26.1 million for the three months ended March 31, 2013, which includes the write-off of previously deferred financing fees of $3.7 million and unamortized original issue discount of $1.8 million.
(b)	Represents expense associated with major scheduled turnarounds at the refineries.
(c)	Represents the impact of share-based compensation awards which are non-cash awards.
(4)	Prior to December 31, 2012, Coffeyville Resources provided cash as necessary to support our operations and retained excess cash generated by our operations. Historical cash received, or paid by, Coffeyville Resources on our behalf has been recorded as net contributions from, or net distributions to, parent, respectively, as a component of divisional equity in our historical consolidated and combined financial statements, and as a financing activity in our Combined Statement of Cash Flows. Net contributions from (distributions to) parent included in cash flows from financing activities were $(116.3) million, $110.6 million and $(651.6) million and, for the years ended December 31, 2010, 2011 and 2012, respectively.

(5)	For a reconciliation to the most directly comparable GAAP financial measures, please see “—Non-GAAP Financial Measures” below.
(6)	Barrels per day is calculated by dividing the volume in the period by the number of calendar days in the period. Barrels per day as shown here is impacted by plant down-time and other plant disruptions and does not represent the capacity of the facilities’ continuous operations.
(7)	Data published by Platts and Oil Price Information Service and represents average pricing for the periods presented.

Non-GAAP Financial Measures

Refining Margin Per Crude Oil Throughput Barrel. Refining margin per crude oil throughput barrel is a measurement calculated as the difference between net sales and cost of product sold (exclusive of depreciation and amortization) divided by our refineries’ crude oil throughput volumes for the respective periods presented. Refining margin per crude oil throughput barrel is a non-GAAP measure that should not be substituted for gross profit or operating income. Management believes this measure is important to investors in evaluating our refineries’ performance as a general indication of the amount above our cost of product sold that we are able to sell refined products. Our calculation of refining margin per crude oil throughput barrel may differ from similar calculations of other companies in our industry, thereby limiting its usefulness as a comparative measure. We use refining margin per crude oil throughput barrel as the most direct and comparable metric to a crack spread which is an observable market indication of industry profitability. A reconciliation of net sales to refining margin per crude oil throughput barrel for the periods presented is included below.

Refining Margin Per Crude Oil Throughput Barrel Adjusted for FIFO Impact. Refining margin per crude oil throughput barrel adjusted for FIFO impact is a measurement calculated as the difference between net sales and cost of product sold (exclusive of depreciation and amortization) adjusted for FIFO impacts divided by our refineries’ crude oil throughput volumes for the respective periods presented. Refining margin adjusted for FIFO impact is a non-GAAP measure that we believe is important to investors in evaluating our refineries’ performance as a general indication of the amount above our cost of product sold (taking into account the impact of our utilization of FIFO) that we are able to sell refined products. Our calculation of refining margin adjusted for FIFO impact may differ from calculations of other companies in our industry, thereby limiting its usefulness as a comparative measure. Under our FIFO accounting method, changes in crude oil prices can cause fluctuations in the inventory valuation of our crude oil, work in process and finished goods, thereby resulting in favorable FIFO impacts when crude oil prices increase and unfavorable FIFO impacts when crude oil prices decrease. A reconciliation of net sales to refining margin per crude oil throughput barrel adjusted for FIFO impact is included below:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011(1)	2012	2012	2013
				(unaudited)
	(in millions, except as otherwise indicated)
Net sales	$3,905.6	$4,752.8	$8,281.7	$1,898.5	$2,274.0
Less: cost of product sold (exclusive of depreciation and amortization)	3,539.8	3,927.6	6,667.5	1,630.7	1,805.8

Refining margin	365.8	825.2	1,614.2	267.8	468.2
FIFO impacts (favorable), unfavorable	(31.7)	(25.6)	58.4	(19.3)	(4.7)

Refining margin adjusted for FIFO impact	334.1	799.6	1,672.6	248.5	463.5
Crude oil throughput(bpd)	113,365	103,702	169,356	146,658	194,816
Refining margin per crude oil throughput barrel	$8.84	$21.80	$26.04	$20.07	$26.71

Refining margin per crude oil throughput barrel adjusted for FIFO impact	$8.07	$21.12	$26.98	$18.62	$26.44

EBITDA and Adjusted EBITDA. EBITDA represents net income before (i) interest expense and other financing costs, net of interest income, (ii) income tax expense and (iii) depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted for FIFO impacts (favorable) unfavorable; share-based compensation, non-cash; major scheduled turnaround expenses; loss on disposition of fixed assets; unrealized (gain) loss on derivatives, net; loss on extinguishment of debt and expenses associated with the Gary-Williams acquisition. We present Adjusted EBITDA because it is the starting point for our available cash for distribution. EBITDA and Adjusted EBITDA are not recognized terms under GAAP and should not be substituted for net income or cash flow from operations. Management believes that EBITDA and Adjusted EBITDA enables investors to better understand our ability to make distributions to our common unitholders, evaluate our ongoing operating results and allows for greater transparency in reviewing our overall financial, operational and economic performance. EBTIDA and Adjusted EBITDA presented by other companies may not be comparable to our presentation, since each company may define these terms differently. Below is a reconciliation of net income to EBITDA and EBITDA to Adjusted EBITDA for each of the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011(1)	2012	2012	2013
				(unaudited)
	(in millions)
Net income (loss)	$38.2	$480.3	$595.3	$(37.4)	$275.4
Add:
Interest expense and other financing costs	49.7	53.0	76.2	18.8	14.1
Income tax expense	—	—	—	—	—
Depreciation and amortization	66.4	69.8	107.6	26.3	28.0

EBITDA	$154.3	$603.1	$779.1	7.7	317.5
Add:
FIFO impacts (favorable), unfavorable(a)	(31.7)	(25.6)	58.4	(19.3)	(4.7)
Share-based compensation, non-cash	11.5	8.9	18.5	1.8	3.5
Loss on disposition of assets	1.3	2.5	—	—	—
Loss on extinguishment of debt	16.6	2.1	37.5	—	26.1
Wynnewood acquisition transaction fees and integration expenses	—	5.2	11.0	3.7	—
Major scheduled turnaround expenses	1.2	66.4	123.7	21.0	—
Unrealized (gain) loss on derivatives, net	(0.6)	(85.3)	148.0	128.1	(32.5)

Adjusted EBITDA	$152.6	$577.3	$1,176.2	$143.0	$309.9

(a)	FIFO is our basis for determining inventory value on a GAAP basis. Changes in crude oil prices can cause fluctuations in the inventory valuation of our crude oil, work in process and finished goods thereby resulting in favorable FIFO impacts when crude oil prices increase and unfavorable FIFO impacts when crude oil prices decrease. The FIFO impact is calculated based upon inventory values at the beginning of the accounting period and at the end of the accounting period.

Direct Operating Expenses (Excluding Major Scheduled Turnaround Expenses) Per Crude Oil Throughput Barrel. Direct operating expenses excluding major scheduled turnaround expenses per crude oil throughput barrel is a measurement calculated by excluding major scheduled turnaround expenses from direct operating expenses (exclusive of depreciation and amortization) divided by our refineries’ crude oil throughput volumes for the respective periods presented. Direct operating expenses excluding major scheduled turnaround expenses per crude oil throughput barrel is a supplemental measure of our performance that is not required by, nor presented in accordance with, GAAP. Management believes direct operating expenses excluding major scheduled turnaround expenses per crude oil throughput most directly represents ongoing direct operating expenses at our refineries. Below is a reconciliation of direct operating expenses to direct operating expenses excluding major scheduled turnaround expense for the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011(1)	2012	2012	2013
				(unaudited)
	(in millions, except as otherwise indicated)
Direct operating expenses	$153.1	$247.7	$426.5	$92.7	$86.0
Less: Major scheduled turnaround expense	(1.2)	(66.4)	(123.7)	(21.0)	—

Direct operating expenses excluding major scheduled turnaround expenses	151.9	181.3	302.8	71.7	86.0
Crude oil throughput(bpd)	113,365	103,702	169,356	146,658	194,816
Direct operating expenses (excluding major scheduled turnaround expenses) per crude oil throughput barrel	$3.67	$4.79	$4.89	$5.38	$4.91

Gross Profit (Excluding Major Scheduled Turnaround Expenses and Adjusted for FIFO Impacts) Per Crude Oil Throughput Barrel. Gross profit excluding major scheduled turnaround expenses and adjusted for FIFO impacts per crude oil throughput barrel is calculated as the difference between net sales, cost of product sold (exclusive of depreciation and amortization) adjusted for FIFO impacts, direct operating expenses (exclusive of depreciation and amortization) excluding scheduled turnaround expenses divided by our refineries’ crude oil throughput volumes for the respective periods presented. Gross profit excluding major scheduled turnaround expenses and adjusted for FIFO impacts is a non-GAAP measure that should not be substituted for gross profit or operating income. Management believes it is important to investors in evaluating our refineries’ performance and our ongoing operating results. Our calculation of gross profit excluding major scheduled turnaround expenses and adjusted for FIFO impacts per crude oil throughput may differ from similar calculations of other companies in our industry, thereby limiting its usefulness as a comparative measure. A reconciliation of net sales to gross profit excluding major scheduled turnaround expenses and adjusted for FIFO impacts for the periods presented is included below:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011(1)	2012	2012	2013
				(unaudited)
	(in millions, except as otherwise indicated)
Net sales	$3,905.6	$4,752.8	$8,281.7	$1,898.5	$2,274.0
Cost of product sold	3,539.8	3,927.6	6,667.5	1,630.7	1,805.8
Direct operating expenses	153.1	247.7	426.5	92.7	86.0
Depreciation and amortization	66.4	69.8	107.6	26.3	28.0

Gross profit	146.3	507.7	1080.1	148.8	354.2
Add:
Major scheduled turnaround expense	1.2	66.4	123.7	21.0	—
FIFO impacts (favorable)/unfavorable	(31.7)	(25.6)	58.4	(19.3)	(4.7)

Gross profit excluding major scheduled turnaround expenses and adjusted for FIFO impacts	115.8	548.5	1,262.2	150.5	349.5
Crude oil throughput(bpd)	113,365	103,702	169,356	146,658	194,816
Gross profit (excluding major scheduled turnaround expenses and adjusted for FIFO impact) per crude oil throughput barrel	$2.80	$14.49	$20.36	$11.28	$19.93

RISK FACTORS

An investment in our common units involves risk. You should carefully read the risk factors included under Item 1A “Risk Factors” in our 2012 Annual Report, together with all of the other information included or incorporated by reference in this prospectus. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of our common units could decline, and you could lose all or part of your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements.” The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “attempt,” “appears,” “forecast,” “outlook,” “estimate,” “project,” “potential,” “may,” “will,” “are likely” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate, and any and all of our forward-looking statements in this prospectus may turn out to be inaccurate.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors” in our 2012 Annual Report, that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Such risks and uncertainties include, among other things:

•	our ability to make cash distributions on the common units;

•	the price volatility of crude oil, other feed stocks and refined products, and variable nature of our distributions;

•	the ability of our general partner to modify or revoke our distribution policy at any time;

•	our ability to forecast our future financial condition or results of operations and our future revenues and expenses;

•	the effects of transactions involving forward and derivative instruments;

•	our ability in the future to obtain an adequate crude oil supply pursuant to supply agreements or at all;

•	our continued access to crude oil and other feedstock and refined products pipelines;

•	the level of competition from other petroleum refiners;

•	changes in our credit profile;

•	potential operating consequences from accidents, fire, severe weather, floods or other natural disasters, or other operating hazards resulting in unscheduled downtime;

•	our ability to purchase gasoline and diesel RINs on a timely and cost effective basis;

•	our continued ability to secure environmental and other governmental permits necessary for the operation of our business;

•

costs of compliance with existing, or compliance with new, environmental laws and regulations, as well as the potential liabilities arising from, and capital expenditures required to, remediate current or future contamination;

•	the seasonal nature of our business;

•	our dependence on significant customers;

•	our potential inability to obtain or renew permits;

•	our ability to continue safe, reliable operations without unplanned maintenance events prior to and when approaching the end-of-cycle turnaround operations;

•	new regulations concerning the transportation of hazardous chemicals, risks of terrorism and the security of chemical manufacturing facilities;

•	our lack of asset diversification;

•	the potential loss of our transportation cost advantage over our competitors;

•	our ability to comply with employee safety laws and regulations;

•	potential disruptions in the global or U.S. capital and credit markets;

•	the success of our acquisition and expansion strategies;

•	our reliance on CVR Energy’s senior management team;

•	the risk of a substantial increase in costs or work stoppages associated with negotiating collective bargaining agreements with the unionized portion of our workforce;

•	the potential shortage of skilled labor or loss of key personnel;

•	successfully defending against third-party claims of intellectual property infringement;

•	our significant indebtedness;

•	our potential inability to generate sufficient cash to service all of our indebtedness;

•	the limitations contained in our debt agreements that limit our flexibility in operating our business;

•	the dependence on our subsidiaries for cash to meet our debt obligations;

•	our limited operating history as a stand-alone entity;

•	potential increases in costs and distraction of management resulting from the requirements of being a publicly traded partnership;

•	exemptions we rely upon in connection with the NYSE corporate governance requirements;

•	risks relating to evaluations of internal controls required by Section 404 of the Sarbanes-Oxley Act of 2002;

•	risks relating to our relationships with CVR Energy;

•	risks relating to the control of our general partner by CVR Energy;

•	the conflicts of interest faced by our senior management team, which operates both us and CVR Energy, and our general partner;

•	limitations on the duties owed by our general partner that are included in the partnership agreement; and

•	changes in our treatment as a partnership for U.S. income or state tax purposes.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs, forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

USE OF PROCEEDS

We will use the estimated net proceeds of approximately $             million from this offering ($             million if the underwriters exercise their option to purchase additional common units in full), after deducting underwriting discounts and commissions, to redeem from CVR Refining Holdings a number of common units equal to the number of common units sold in this offering. The redemption price per unit will equal the net proceeds we receive in this offering on a per unit basis. We will pay the expenses incurred in connection with this offering.

The net proceeds from any exercise of the underwriters’ option to purchase additional common units (approximately $         million if exercised in full) will be used redeem an equal number of common units from CVR Refining Holdings. Accordingly, this offering, including any exercise of the underwriters’ option to purchase additional common units, will not affect the total number of common units outstanding. Please read “Underwriting.”

CVR Refining Holdings may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933 as amended, or the Securities Act. If CVR Refining Holdings is deemed to be an underwriter, it may be subject to certain statutory liabilities under the Securities Act and the Securities Exchange Act of 1934, or the Exchange Act.

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of March 31, 2013 on a consolidated and combined basis.

This table is derived from, and should be read together with, the unaudited interim condensed consolidated and combined financial statements and the accompanying notes included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2013. You should also read this table in conjunction with “Prospectus Summary—Recent Developments—Initial Public Offering,” as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2013.

As of March 31, 2013
(in thousands)
Cash and cash equivalents	$525,060

Debt:
Asset-based revolving credit facility(1)	$—
Intercompany credit facility(2)	—
Capital lease obligations	52,013
6.5% senior notes due 2022	500,000

Total debt	$552,013

Equity:
Partners’ capital:
Common units—CVR Refining Holdings	1,364,503
Common units—public(3)	313,836
General partner interest	1

Total equity	$1,678,340

Total capitalization	$2,230,353

(1)	As of March 31, 2013, we had availability of approximately $372.8 million and had letters of credit outstanding of approximately $27.2 million.
(2)	We entered into a $150 million senior unsecured revolving credit facility with Coffeyville Resources in connection with the closing of our initial public offering.
(3)	Includes common units held by an affiliate of Icahn Enterprises.

PRICE RANGE OF COMMON UNITS

Our common units are listed for trading on the NYSE under the symbol “CVRR.” On May 10, 2013, the closing sales price of our common units was $33.68 per common unit. As of May 10, 2013, we had 147,600,000 common units issued and outstanding, which were held of record by 3 unitholders.

The following table presents the intraday quarterly high and low sales prices for our common units on the NYSE, as well as the amount of quarterly cash distributions per common unit declared per quarter.

	Price Ranges		Cash Distributions per Unit
Quarter Ending	Low	High
March 31, 2013(1)	$24.50	$35.98	$1.58	(3)
June 30, 2013(2)	$30.06	$34.99	—

(1)	From January 17, 2013, the date our common units began trading on the NYSE.
(2)	Through May 10, 2013.
(3)	On April 30, 2013, the board of directors of our general partner declared a cash distribution of $1.58 per common unit, which will be paid on May 17, 2013 to unitholders of record on May 10, 2013. Accordingly, purchasers of common units in this offering will not receive the distribution in respect of the first quarter of 2013.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

General

Our Cash Distribution Policy

The board of directors of our general partner has adopted a policy pursuant to which we will distribute all of the available cash we generate each quarter, beginning with the quarter ended March 31, 2013. Available cash for each quarter is determined by the board of directors of our general partner following the end of each quarter. We expect that available cash for each quarter will generally equal our Adjusted EBITDA for the quarter, less cash needed for debt service, reserves for maintenance and environmental capital expenditures and reserves for expenses associated with our major scheduled turnarounds. The board of directors may also determine that it is appropriate to reserve cash for future operating or capital needs. We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distribution or otherwise to reserve cash for distributions, nor do we intend to incur debt to pay quarterly distributions. Further, it is our intent, subject to market conditions, to finance growth capital externally, and not to reserve cash for unspecified potential future needs.

Because our policy is to distribute all available cash we generate each quarter, without reserving cash for future distributions or borrowing to pay distributions during periods of low earnings, our unitholders will have direct exposure to fluctuations in the amount of cash generated by our business. Our quarterly cash distributions, if any, will not be stable and will vary from quarter to quarter as a direct result of variations in our operating performance and earnings caused by fluctuations in our refining margins. Such variations may be significant.

Limitations on Cash Distributions; Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly cash distributions from us. Our unitholders have no contractual or other legal right to receive cash distributions from us on a quarterly or other basis, and the board of directors of our general partner may change our cash distribution policy at any time. In addition, our cash distribution policy is subject to certain restrictions, including:

•

Subject to certain exceptions, the indenture governing the 2022 Notes and the Amended and Restated ABL Credit Facility, as well as future debt agreements, will place restrictions on our ability to pay cash distributions. Specifically, the indenture contains financial covenants that limit our ability to make distributions if our fixed charge coverage ratio is below a specified level and the Amended and Restated ABL Credit Facility requires us to maintain a minimum excess availability under the facility as a condition to the payment of distributions to our unitholders. Should we be unable to satisfy these restrictions under our indenture or if we are otherwise in default under our indenture, we would be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities” in our 2012 Annual Report for more information.

•

Our business performance is expected to be volatile, and our cash flows are expected to be less stable, than the business performance and cash flows of most publicly traded partnerships. As a result, our quarterly cash distributions will be volatile and are expected to vary quarterly and annually.

•

Unlike most publicly traded partnerships, we do not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase quarterly distributions over time. Furthermore, none of our limited partnership interests are subordinate in right of distribution payment to the common units sold in this offering.

•

Our general partner has the authority to establish cash reserves for the prudent conduct of our business, and the establishment of, or increase in, those reserves could result in a reduction in cash distributions to our unitholders. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•

Prior to making any distributions on our units, we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us, but does not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash to pay distributions to our unitholders.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution to our limited partners if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to make distributions to our unitholders due to a number of factors that would adversely affect us, including, but not limited to, decreases in net sales or increases in operating expenses, principal and interest payments on debt, working capital requirements, capital expenditures or anticipated cash needs. See “Risk Factors” for information regarding these factors.

We do not have any operating history as an independent entity upon which to rely in evaluating whether we will have sufficient cash to allow us to pay distributions on our common units.

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after, among other things, the establishment of cash reserves and payment of our expenses. Therefore, our growth, if any, may not be comparable to those businesses that reinvest most or all of their cash to expand ongoing operations. Moreover, any future growth may be slower than our historical growth. We expect that we will rely upon external financing sources in large part, including bank borrowings and issuances of debt and equity interests, to fund our growth capital expenditures. To the extent we are unable to finance growth externally, our distribution policy could significantly impair our ability to grow.

We expect to pay our distributions within sixty days of the end of each quarter. On April 30, 2013, the board of directors of our general partner declared a cash distribution of $1.58 per common unit, which includes available cash for the period from January 23, 2013, the closing date of our IPO, through March 31, 2013. The distribution will be paid on May 17, 2013 to unitholders of record on May 10, 2013. Accordingly, purchasers of common units in this offering will not receive the distribution in respect of the first quarter of 2013.

HOW WE MAKE CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

General

Within 60 days after the end of each quarter, beginning with the quarter ended March 31, 2013, we expect to make distributions, as declared by the board of directors of our general partner, to unitholders of record on the applicable record date.

Method of Distributions

We will distribute available cash to our unitholders, pro rata; provided, however, that our partnership agreement allows us to issue an unlimited number of additional equity interests of equal or senior rank. Our partnership agreement permits us to borrow to make distributions, but we are not required and do not intend to borrow to pay quarterly distributions. Accordingly, there is no guarantee that we will pay any distribution on the units in any quarter.

We do not have a legal obligation to pay distributions, and the amount of distributions paid under our policy and the decision to make any distribution is determined by the board of directors of our general partner. Moreover, we may be restricted from paying distributions of available cash by the instruments governing our indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities” in our 2012 Annual Report for more information.

General Partner Interest

Our general partner owns a non-economic general partner interest and is not entitled to receive cash distributions. However, it may acquire common units and other equity interests in the future and will be entitled to receive pro rata distributions therefrom.

SELLING UNITHOLDER

This prospectus covers the offering of 12,000,000 common units, or 13,800,000 common units if the underwriters exercise their option to purchase additional common units in full. We will use the net proceeds from this offering to redeem an equal number of common units owned by CVR Refining Holdings. The common units to be redeemed by us were obtained by CVR Refining Holdings pursuant to the Reorganization Agreement dated January 16, 2013, between us, our general partner, CVR Refining Holdings and CVR Refining Holdings Sub, LLC. In addition, an affiliate of Icahn Enterprises may purchase up to 2,000,000 common units from CVR Refining Holdings in a concurrent privately negotiated transaction at a price per common unit equal to the price per common unit paid by the public in this offering. For further discussion of the relationships between us, our general partner and its affiliates, including CVR Refining Holdings, please read “Certain Relationships and Related Transactions, and Director Independence” in our 2012 Annual Report.

CVR Refining Holdings is not a broker-dealer registered under Section 15 of the Exchange Act or an affiliate of a broker-dealer registered under Section 15 of the Exchange Act.

The following table sets forth information relating to CVR Refining Holdings as of March 28, 2013, based on information supplied to us by the CVR Refining Holdings on or prior to that date. Assuming that we sell all of the common units that are offered by this prospectus and CVR Refining Holdings does not acquire any additional common units following this offering and subsequent redemption, CVR Refining Holdings will not own any common units other than those appearing in the column entitled “Common Units Beneficially Owned Following Redemption.”

Selling Unitholder	Common Units Beneficially Owned Prior to Offering	Common Units to be Redeemed with Proceeds from this Offering		Common Units Beneficially Owned Following Redemption		Percentage of Outstanding Common Units
CVR Refining Holdings, LLC(1)	120,000,000	12,000,000	(2)	108,000,000	(3)	73.2%

1)	The number of common units reflected as beneficially owned includes 12,000 common units held of record by CVR Refining Holdings Sub, LLC, a wholly owned subsidiary of CVR Refining Holdings, LLC. CVR Refining Holdings, LLC is an indirect wholly-owned subsidiary of CVR Energy. CVR Energy, Inc. is a publicly traded company. The directors of CVR Energy are Carl C. Icahn, Bob G. Alexander, SungHwan Cho, Vincent J. Intrieri, Samuel Merksamer, Stephen Mongillo, Daniel A. Ninivaggi, James M. Strock and John J. Lipinski.
2)	We will redeem a total of 13,800,000 common units from CVR Refining Holdings if the underwriters exercise their option in full to purchase additional common units. Following such exercise, CVR Refining Holdings’ would own 106,200,000 common units, or approximately 72.0% of our outstanding common units.
3)	If an affiliate of Icahn Enterprises purchases 2,000,000,000 common units from CVR Refining Holdings in the transaction described above, CVR Refining Holdings would own 106,000,000 common units, or 104,200,000 common units if the underwriters exercise their option to purchase additional common units in full, representing approximately 71.8% and 70.6%, respectively, of our outstanding common units.

CVR Refining Holdings may be deemed to be an “underwriter” within the meaning of the Securities Act. If CVR Refining Holdings is deemed to be an underwriter, it may be subject to certain statutory liabilities under the Securities Act or the Exchange Act.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding beneficial ownership of our common units that are issued and outstanding as of May 10, 2013 and held by:

•	our general partner;

•	each of our general partner’s directors;

•	each of our general partner’s named executive officers;

•	each unitholder known by us to beneficially hold five percent or more of our outstanding units; and

•	all of our general partner’s executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all units beneficially owned, subject to community property laws where applicable. Except as otherwise indicated, the business address for each of our beneficial owners is 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479.

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Total Common Units Beneficially Owned(1)
CVR Refining GP, LLC(2)	—	—
CVR Energy, Inc.(3)	120,000,000	81.3%
John J. Lipinski(4)	200,000	*
Stanley A. Riemann	40,000	*
Susan M. Ball	8,000	*
Edmund S. Gross	4,000	*
Robert W. Haugen	4,000	*
Vincent J. Intrieri	20,000	*
Samuel Merksamer	6,000	*
Carl C. Icahn(5)	124,000,000	84.0%
Daniel A. Ninivaggi	—	*
SungHwan Cho	—	*
Glenn R. Zander	5,000	*
Jon R. Whitney	6,000	*
Keith Cozza	10,000	*
Kenneth Shea	—	*
All directors and executive officers as a group (17 persons)(6)	124,369,000	84.3%

*	Less than 1%
(1)	Based on 147,600,000 common units outstanding as of May 10, 2013.
(2)	CVR Refining GP, LLC, a wholly owned subsidiary of CVR Refining Holdings, is our general partner and manages and operates our business and has a non-economic general partner interest in us.
(3)	119,988,000 of these common units are owned of record by CVR Refining Holdings, LLC and 12,000 of these common units are owned of record by CVR Refining Holdings Sub, LLC, each of which is an indirect wholly-owned subsidiary of CVR Energy. CVR Energy, Inc. is a publicly traded company. The directors of CVR Energy are Carl C. Icahn, Bob G. Alexander, SungHwan Cho, Vincent J. Intrieri, Samuel Merksamer, Stephen Mongillo, Daniel A. Ninivaggi, James M. Strock and John J. Lipinski.
(4)	Mr. Lipinski owns 80,000 common units directly. In addition, Mr. Lipinski may be deemed to be the beneficial owner of an additional 120,000 common units, which are owned by the 2011 Lipinski Exempt Family Trust, which are held in trust for the benefit of Mr. Lipinski’s family. Mr. Lipinski’s spouse is the trustee of the trust.

(5)	The following disclosures are based on a Schedule 13D/A filed with the Commission on January 30, 2013 by CVR Refining Holdings, Coffeyville Resources, Coffeyville Refining & Marketing, Inc. (“CRRM”), Coffeyville Refining & Marketing Holdings, Inc. (“CRRM Holdings”), CVR Energy, IEP Energy LLC (“IEP Energy”), IEP Energy Holding LLC (“Energy Holding”), American Entertainment Properties Corp. (“AEP”), Icahn Building LLC (“Building”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn (collectively, the “Icahn Reporting Persons”).

According to the filing, the principal business address of each of (i) CVR Refining Holdings, Coffeyville Resources, CRRM, CRRM Holdings and CVR Energy is 2277 Plaza Drive, Suite 500, Sugar Land, TX 77479, (ii) IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue—Suite 1210, White Plains, NY 10601, and (iii) Mr. Icahn is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

According to the filing, CVR Refining Holdings has sole voting power and sole dispositive power with regard to 119,988,000 common units, and may be deemed to have shared voting power and shared dispositive power with regard to 12,000 common units owned of record by CVR Refining Holdings Sub, LLC (“CVRR Holdings Sub”). Each of Coffeyville Resources, CRRM, CRRM Holdings, CVR Energy, IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such common units. Icahn Enterprises Holdings has sole voting power and sole dispositive power with regard to 4,000,000 common units. Each of Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such common units.

According to the filing, each of Coffeyville Resources, CRRM, CRRM Holdings and CVR Energy, by virtue of their relationships to each of CVR Refining Holdings and CVRR Holdings Sub, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the common units which each of CVR Refining Holdings and CVRR Holdings Sub directly beneficially owns. Each of Coffeyville Resources, CRRM, CRRM Holdings and CVR Energy disclaims beneficial ownership of such common units for all other purposes. Each of IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of CVR Refining Holdings, CVRR Holdings Sub and Icahn Enterprises Holdings, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the common units which each of CVR Refining Holdings, CVRR Holdings Sub and Icahn Enterprises Holdings directly beneficially owns. Each of IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such common units for all other purposes.

(6)	The number of common units owned by all of the directors and executive officers of our general partner, as a group, reflects the sum of (1) the 200,000 common units owned directly or indirectly by Mr. Lipinski, the 40,000 common units owned by Mr. Riemann, the 8,000 common units owned by Ms. Ball, the 4,000 common units owned by Mr. Gross, the 4,000 common units owned by Mr. Haugen, (2) the 20,000 common units owned by Mr. Intrieri, (3) the 6,000 common units owned by Mr. Merksamer, (4) the 124,000,000 common units owned directly or indirectly by Mr. Icahn, (5) the 5,000 common units owned by Mr. Zander, (6) the 6,000 common units owned by Mr. Whitney, (7) the 10,000 common units owned by Mr. Cozza, and (8) the 50,000 common units owned by Wyatt E. Jernigan, the 5,000 common units owned by Christopher G. Swanberg and the 11,000 common units owned by David L. Landreth.

The following table sets forth, as of May 10, 2013, the number of shares of common stock of CVR Energy owned by each of the named executive officers and directors of our general partner and all directors and executive officers of our general partner as a group.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percent(1)
John J. Lipinski	—	—
Stanley A. Riemann	—	—
Susan M. Ball	—	—
Edmund S. Gross	—	—
Robert W. Haugen	1	*
Vincent J. Intrieri	—	—
Samuel Merksamer	—	—
Carl C. Icahn	71,198,718	82%
Daniel A. Ninivaggi	—	—
SungHwan Cho	—	—
Glenn R. Zander	—	—
Jon R. Whitney	—	—
Keith Cozza	—	—
Kenneth Shea	—	—

All directors and executive officers as a group (17 persons)	71,198,719	82%

*	Less than 1%
(1)	Percentage calculated based upon 86,831,050 shares of common stock outstanding as of May 10, 2013.
(2)	Shares of common stock reflected as beneficially owned by Mr. Icahn are owned of record by IEP Energy LLC, a subsidiary of Icahn Enterprises L.P. Mr. Icahn may be deemed to indirectly beneficially own such shares for purposes of Section 13(d) of the Exchange Act. Mr. Icahn disclaims beneficial ownership of such shares for all other purposes.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its owners (including Coffeyville Resources and CVR Energy), on the one hand, and us and our public unitholders, on the other hand. Conflicts may arise as a result of the duties of our general partner to act for the benefit of its owners, which may conflict with our interests and the interests of our public unitholders. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a duty to manage us in a manner that it believes is not adverse to our interest. Our partnership agreement specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to the limited partners and the partnership.

Whenever a conflict arises between our general partner and its owners, on the one hand, and us and our public unitholders, on the other, the resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by us and all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution or course of action in respect of such conflict of interest is:

•	approved by the conflicts committee of our general partner, although our general partner is not obligated to seek such approval; or

•	approved by the holders of a majority of the outstanding units, excluding any units owned by our general partner or any of its affiliates.

Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of the board of our general partner or from the holders of a majority of the outstanding units as described above. If our general partner does not seek approval from the conflicts committee or from holders of units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be “in good faith” unless our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) believed such determination, other action or failure to act was adverse to the interest of the partnership. See “Directors, Executive Officers and Corporate Governance—Management of CVR Refining, LP” in our 2012 Annual Report for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

We rely primarily on the executive officers of our general partner, who also serve as the senior management team of CVR Energy and its affiliates, to manage most aspects of our business and affairs.

We rely primarily on the executive officers of our general partner, who also serve as the senior management team of CVR Energy and its affiliates, to manage most aspects of our business and affairs.

Although we entered into a services agreement with CVR Energy on December 31, 2012, under which we compensate CVR Energy for the services of its management, CVR Energy’s management is not required to devote any specific amount of time to our business. Moreover, CVR Energy can terminate the services agreement at any time on or after January 23, 2014, subject to a 180-day notice period. In addition, the executive officers of CVR Energy, including its chief executive officer, chief operating officer, chief financial officer and general counsel, will face conflicts of interest if decisions arise in which we and CVR Energy have conflicting points of view or interests.

Our general partner’s affiliates may compete with us.

Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than acting as our general partner, guaranteeing debt of its affiliates, the direct or indirect provision of management, advisory, and administrative services to its affiliates or other persons, and those activities incidental to its ownership of interests in us. However, except as provided in our partnership agreement, affiliates of our general partner (which includes CVR Energy) are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

The owners of our general partner are not required to share business opportunities with us.

Our partnership agreement provides that the owners of our general partner are permitted to engage in separate businesses which directly compete with us and are not required to share or communicate or offer any potential business opportunities to us even if the opportunity is one that we might reasonably have pursued. The partnership agreement provides that the owners of our general partner will not be liable to us or any unitholder for breach of any duty or obligation by reason of the fact that such person pursued or acquired for itself any business opportunity.

Neither our partnership agreement nor any other agreement requires CVR Energy or its affiliates to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. CVR Energy’s directors and officers must make these decisions in accordance with the fiduciaries duties they owe to the stockholders of CVR Energy, including Carl C. Icahn and certain of his affiliates, which may be contrary to our interests.

The officers and certain directors of our general partner who are also officers or directors of CVR Energy have fiduciary duties to CVR Energy and to its stockholders, including its majority stockholder, Icahn Enterprises, that may cause them to pursue business strategies that disproportionately benefit CVR Energy or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us (such as CVR Energy) in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that replace the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to the units it owns, its registration rights and the determination of whether to consent to any merger or consolidation of the partnership or amendment of the partnership agreement.

Our general partner has limited its liability in the partnership agreement and replaced default fiduciary duties with contractual corporate governance standards set forth therein, thereby restricting the remedies available to our unitholders for actions that, without such replacement, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement provides that:

•

our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decision was not adverse to the interest of the partnership and, with respect to criminal conduct, did not act with the knowledge that its conduct was unlawful;

•

our general partner and its officers and directors will not be liable for monetary damages or otherwise to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of the conduct of our general partner or such officer or director engaged in by it in bad faith or with respect to any criminal conduct, with the knowledge that its conduct was unlawful; and

•

in resolving conflicts of interest, it will be presumed that in making its decision our general partner, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. See “—Fiduciary Duties.”

Actions taken by our general partner may affect the amount of cash distributions to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of the board of directors of our general partner regarding such matters as:

•	the expenses associated with being a public company and other general and administrative expenses;

•	the creation of reserves;

•	interest expense and other financing costs related to current and future indebtedness;

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings; and

•	the issuance of additional units.

Our partnership agreement permits us to borrow funds to make a distribution, and further provides that we and our subsidiaries may borrow funds from our general partner and its affiliates.

Our general partner and its affiliates are not required to own any of our common units. If our general partner’s affiliates were to sell all or substantially all of their common units, this would heighten the risk that our general partner would act in ways that are more beneficial to itself than our common unitholders.

Currently, and after completion of this offering, affiliates of our general partner will own the majority of our outstanding units, but there is no requirement that they continue to do so. The general partner and its affiliates are permitted to sell all of their common units. In addition, the current owners of our general partner may sell the general partner interest or their interest in the general partner to an unrelated third party. If neither the general partner nor its affiliates owned any of our common units, this would heighten the risk that our general partner would act in ways that are more beneficial to itself than our common unitholders.

We will reimburse our general partner and its affiliates, including CVR Energy, for expenses.

We reimburse our general partner and its affiliates, including CVR Energy, for costs incurred in managing and operating us, including overhead costs incurred by CVR Energy in rendering corporate staff and support services to us. Our partnership agreement provides that the board of directors of our general partner will determine in good faith the expenses that are allocable to us and that reimbursement of overhead to CVR Energy as described above is fair and reasonable to us. The services agreement does not contain any cap on the amount we may be required to pay pursuant to this agreement. See “Certain Relationships and Related Transactions, and Director Independence—Agreements with CVR Energy and CVR Partners—Services Agreement with CVR Energy” in our 2012 Annual Report for more information.

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 95% of the common units, our general partner will have the right (which it may assign to any of its affiliates or to us), but not the obligation, to acquire all, but not less than all, of the common units held by public unitholders at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed; and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. If our general partner and its affiliates reduce their ownership percentage to below 70% of the outstanding units, the ownership threshold to exercise the call right will be permanently reduced to 80%. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. See “The Partnership Agreement—Call Right.”

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s length negotiations. Our general partner will determine, in good faith, the terms of any such future transactions.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets, other than its interest in us. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner’s duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us in this offering have been retained by our general partner or its affiliates. Attorneys, independent accountants and others who perform services for us in the future will be selected by our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Except in limited circumstances, our general partner has the power and authority to conduct our business without limited partner approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•

the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into equity securities of the partnership, and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•

the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person (subject in certain circumstances to approval by the limited partners);

•

the use of our assets for any purpose consistent with the terms of the partnership agreement, including the financing of the conduct of our and our subsidiaries’ operations, the lending of funds to other persons; the repayment or guarantee of obligations of us or any of our subsidiaries and the making of capital contributions to us or any of our subsidiaries;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of partnership cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•

the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other entities;

•

the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•

the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the interests in our partnership from, or requesting that trading be suspended on, any such exchange;

•

the purchase, sale or other acquisition or disposition of our equity securities, or the issuance of additional options, rights, warrants, appreciation rights tracking, profit and phantom interests and other derivative instruments relating to, convertible into or exchangeable for our securities; and

•	the entering into of agreements with any of its affiliates, including any agreement to render services to us or to itself in the discharge of its duties as our general partner.

See “The Partnership Agreement” for information regarding the voting rights of common unitholders.

Fiduciary Duties

Duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has a duty to manage our partnership in good faith and a duty to manage our general partner in a manner beneficial to its owners. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards benefit our general partner by enabling it to take into consideration all parties involved in the proposed action. These modifications also strengthen the ability of our general partner to attract and retain experienced and capable directors. These modifications represent a detriment to our public unitholders because they restrict the remedies available to our public unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interests. The following is a summary of:

•	the default fiduciary duties under by the Delaware Act;

•	the standards contained in our partnership agreement that replace the default fiduciary duties; and

•	certain rights and remedies of limited partners contained in the Delaware Act.

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith”, meaning that it believed its actions or omissions were not adverse to the interest of the partnership, and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These contractual standards reduce the obligations to which our general partner would otherwise be held.

If our general partner does not seek approval from the conflicts committee of its board of directors or the unitholders, excluding any units owned by our general partner or its affiliates, and its board of directors approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and remedies of limited partners	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of it and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its reliance on the provisions of our partnership agreement.

In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. See “Description of The Common Units—Transfer of Common Units.” This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign the partnership agreement does not render our partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such losses or liabilities were the result of the conduct of our general partner or such officer or director engaged in by it in bad faith or with respect to any criminal conduct, with the knowledge that its conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable. See “The Partnership Agreement—Indemnification.”

Related Party Transactions

We have adopted policies for the review, approval and ratification of transactions with related persons. At the discretion of our general partner’s board of directors, a proposed related party transaction may generally be approved by the board in its entirety, or by a “conflicts committee” meeting the definitional requirements for such a committee under our partnership agreement.

DESCRIPTION OF THE COMMON UNITS

Our Common Units

The common units offered hereby represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights and privileges provided to limited partners under our partnership agreement. For a description of the rights and privileges of holders of our common units to partnership distributions, see “How We Make Cash Distributions” and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, see “The Partnership Agreement.”

Transfer Agent and Registrar

Duties. American Stock Transfer & Trust Company serves as registrar and transfer agent for our common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our quarterly cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal. The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements entered into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records from time to time as necessary to accurately reflect the transfers.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Listing

Our common units are listed on the NYSE under the symbol “CVRR.”

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of cash, see “How We Make Cash Distributions”;

•	with regard to the duties of our general partner, see “Conflicts of Interest and Fiduciary Duties”;

•

with regard to the authority of our general partner to manage our business and activities, see “Directors, Executive Officers and Corporate Governance—Management of CVR Refining, LP” in our 2012 Annual Report;

•	with regard to the transfer of common units, see “Description of The Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, see “Material Tax Consequences.”

Organization and Duration

We were organized in September 2012 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under our partnership agreement is limited to engaging in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than those related to the petroleum refining business and activities now or hereafter customarily conducted in conjunction with this business, our general partner may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In general, our general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Common unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” For a discussion of our general partner’s right to contribute capital to maintain its and its affiliates’ percentage interest if we issue partnership interests, see “—Issuance of Additional Partnership Interests.”

Adjustments to Capital Accounts Upon Issuance of Additional Common Units

We will make adjustments to capital accounts upon the issuance of additional common units. In doing so, we will generally allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to our unitholders prior to such issuance on a pro rata basis, so that after such issuance, the capital account balances attributable to all common units are equal.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of the common units.

CVR Energy currently has the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment which requires a unit majority by virtue of its 81% indirect ownership of our common units.

In voting their common units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. The holders of a majority of the common units (including common units deemed owned by our general partner) represented in person or by proxy shall constitute a quorum at a meeting of such common unitholders, unless any such action requires approval by holders of a greater percentage of such units in which case the quorum shall be such greater percentage.

The following is a summary of the vote requirements specified for certain matters under our partnership agreement.

Issuance of additional partnership interests	No approval right. See “—Issuance of Additional Partnership Interests.”

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of the common unitholders. Other amendments generally require the approval of a unit majority. See “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority under certain circumstances. See “—Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. See “—Termination and Dissolution.”

Continuation of our partnership upon dissolution	Unit majority. See “—Termination and Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2022. See “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding common units, including common units held by our general partner and its affiliates. See “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters. See “—Transfer of General Partner Interests.”

Transfer of ownership interest in our general partner	No approval required at any time. See “—Transfer of Ownership Interests in Our General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of such units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction, regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or other court located in the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets.

The Delaware Act generally provides that a limited partner does not participate in the control of the business within the meaning of the Delaware Act by virtue of possessing or exercising the right or power to admit, remove or retain the general partner, amend the partnership agreement or certificate of limited partnership, or cause the taking or refraining from taking of any action with respect to such other matters as are stated in the partnership agreement. However, if a court were to determine that the right, or exercise of the right, by the limited partners as a group to take any action under the partnership agreement constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner.

This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for such a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a limited partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries currently conduct business in Arkansas, Iowa, Kansas, Missouri, Nebraska, Oklahoma, Texas and South Dakota. We and our current subsidiaries or any future subsidiaries may conduct business in other states in the future. Maintenance of our limited liability as a member of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which our operating subsidiaries conduct business, including qualifying our subsidiaries to do business there. We have attempted to limit our liability for the obligations of CVR Refining, LLC by structuring it as a limited liability company.

If, by virtue of our membership interest in CVR Refining, LLC or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or liability company statute, or that the right, or exercise of the right by the limited partners as a group, to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our quarterly cash distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, have special voting rights to which the common units are not entitled or are senior in right of distribution to the common units. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units do not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or any partner, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below under “—No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1) enlarge the obligations of any limited partner or general partner without its consent, unless approved by at least a majority of the type or class of partner interests so affected;

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion;

(3) change certain of the terms under which we can be dissolved; or

(4) change the term of the partnership.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding common units, voting together as a single class (including common units owned by our general partner and its affiliates). Immediately before this offering, our general partner and its affiliates own approximately 84.0% of our outstanding common units. Following this offering, our general partner and its affiliates will own approximately 76% of our outstanding common units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any other partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate for the creation, authorization, or issuance of additional partnership interests or rights to acquire partnership interests, as otherwise permitted by our partnership agreement;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by us of activities permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•

mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance subject to the terms of the partnership agreement; or

•	any other amendments substantially similar to any of the matters described above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the partners considered as a whole or any particular class of partners;

•

are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of common units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for U.S. federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding common units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under Delaware law of any of our limited partners.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove the general partner or call a meeting of unitholders, must be approved by the affirmative vote of partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced.

Merger, Sale or Other Disposition of Assets

A merger or consolidation or conversion of us requires the prior consent of our general partner. However, our general partner has no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or other partners, including any duty to act in good faith or in the best interest of us or the other partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our common units will be an identical unit of our partnership following the transaction and the partnership securities to be issued do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us into a new limited liability entity or merge us into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by the holders of common units representing a unit majority;

(2) there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

(3) the entry of a decree of judicial dissolution of our partnership; or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of common units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither our partnership nor our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as set forth in our partnership agreement. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2022 without obtaining the approval of the holders of at least a majority of the outstanding common units excluding common units held by our general partner and its affiliates (including CVR Energy), and by giving 90 days’ written notice and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2022, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the unitholders if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner to sell or otherwise transfer all of its general partner interest without the approval of the unitholders. See “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding units voting as a single class may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. See “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including common units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding units. The ownership of more than 33 1/3% of the outstanding common units by our general partner and its affiliates (including Coffeyville Resources) gives them the ability to prevent our general partner’s removal. Immediately before this offering, affiliates of our general partner own approximately 84.0% of our outstanding common units. Following this offering, affiliates of our general partner will own approximately 76% of our outstanding common units.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of the general partner interest. Under all other circumstances where our general partner withdraws or is removed, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due to the general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in Our General Partner

At any time, the owners of our general partner may sell or transfer all or part of their ownership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove CVR Refining GP as our general partner or otherwise change management. See “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of common units, that person or group loses voting rights on all of its common units. This loss of voting rights does not apply in certain circumstances. See “—Voting Rights.”

Call Right

If at any time our general partner and its affiliates own more than 95% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by public unitholders, as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. Immediately following this offering the only class of limited partner interest outstanding will be the common units, and affiliates of our general partner will own approximately 76% of the total outstanding common units (or approximately 75% if the underwriters exercise their option to purchase additional common units in full). If our general partner and its affiliates reduce their ownership percentage to below 70% of the outstanding units, the ownership threshold to exercise the call right will be permanently reduced to 80%.

The purchase price in the event of such an acquisition will be the greater of:

(1) the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; or

(2) the average of the daily closing prices of the limited partner interests over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed.

As a result of our general partner’s right to purchase outstanding common units, a holder of common units may have its common units purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The U.S. federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. See “Material Tax Consequences—Disposition of Common Units.”

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partner (and their owners, to the extent relevant); and

•

permit us to redeem the common units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the board to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Taxpaying Assignees; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers, or in order to reverse an adverse determination that has occurred regarding such maximum rates, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by us or our current or future subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our partner (and their owners, to the extent relevant); and

•

permit us to redeem the common units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by the general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders who are record holders of common units on the record date will be entitled to notice of, and to vote at, meetings of our unitholders and to act upon matters for which approvals may be solicited. Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. See “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, a direct or subsequently approved transferee of our general partner or their affiliates, or, upon the approval by the general partner, any other unitholder, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under our partnership agreement we will indemnify the following persons in most circumstances, to the fullest extent permitted by law, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings:

(1) our general partner;

(2) any departing general partner;

(3) any affiliate of our general partner or any departing general partner;

(4) any person who is or was a director, officer, fiduciary, trustee, manager or managing member of us or our subsidiaries, our general partner or any departing general partner or any of our general partner’s or any departing general partner’s affiliates;

(5) any person who is or was serving as a director, officer, fiduciary, trustee, manager or managing member of another person owing a fiduciary duty to us or our subsidiary at the request of a general partner or any departing general partner;

(6) any person who controls, or has previously controlled, our general partner; or

(7) any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for (1) all direct and indirect expenses it incurs or payments it makes on our behalf (including salary, bonus, incentive compensation and other amounts paid to any person, including affiliates of our general partner, to perform services for us or for the general partner in the discharge of its duties to us) and (2) all other expenses reasonably allocable to us or otherwise incurred by our general partner in connection with operating our business (including expenses allocated to our general partner by its affiliates). Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books are maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available a report containing our unaudited financial statements within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder of a unit with tax information reasonably required for federal and state income tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

In addition, CVR Energy has full and complete access to any records relating to our business, and our general partner will cause its officers and independent accountants to be available to discuss our business and affairs with CVR Energy’s officers, agents and employees.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his/her interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

(1) a current list of the name and last known address of each record holder;

(2) copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

(3) information regarding the status of our business and financial condition (provided that obligation shall be satisfied to the extent the limited partner is furnished our most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the SEC pursuant to Section 13 of the Exchange Act); and

(4) any other information regarding our affairs that our general partner determines is just and reasonable.

Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership interests, do not have rights to receive information from us or any of the persons we indemnify as described above under “—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from the limited partners’ trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any units sold by our general partner or any of its affiliates (including CVR Refining Holdings) if an exemption from the registration requirements is not otherwise available. We will not be required to effect more than two registrations pursuant to this provision in any twelve-month period, and our general partner can defer filing a registration statement for up to six months if it determines that this would be in our best interests due to a pending transaction, investigation or other event. We have also agreed that, if we at any time propose to file a registration statement for an offering of partnership interests for cash, we will use all commercially reasonable efforts to include such number of partnership interests in such registration statement as any of our general partner or any of its affiliates shall request. We are obligated to pay all expenses incidental to these registrations, other than underwriting discounts and commissions. The registration rights in our partnership agreement are applicable with respect to our general partner and its affiliates after it ceases to be a general partner for up to two years following the effective date of such cessation. In addition, in connection with our initial public offering, we entered into a registration rights agreement with IEP Holdings, LLC (an affiliate of Icahn Enterprises), CVR Refining Holdings and CVR Refining Holdings Sub, LLC, pursuant to which we may be required to register the sale of the common units they hold. See “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

As of May 10, 2013, there are 147,600,000 common units outstanding, 120,000,000 of which are owned, directly or indirectly, by CVR Refining Holdings. The sale of these common units could have an adverse impact on the price of our common units or on any trading market that may develop. Additionally, an affiliate of Icahn Enterprises purchased 4,000,000 of our common units in our initial public offering, and directly owns approximately 2.7% of our common units.

The common units sold in this offering will be generally freely transferable without restriction or further registration under the Securities Act. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 by our affiliates are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months, would be entitled to sell those common units under Rule 144 without regard to the volume, manner of sale and notice requirements of Rule 144 so long as we comply with the current public information requirement for the next six months after the six-month holding period expires.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to, and market price of, common units then outstanding. See “The Partnership Agreement—Issuance of Additional Partnership Interests.”

Under our partnership agreement, our general partner and its affiliates (including CVR Refining Holdings) have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold if an exemption from the registration requirements is not otherwise available. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years after it ceases to be a general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the applicable registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Our general partner and its affiliates also may sell their units in private transactions at any time, subject to compliance with applicable laws.

In connection with our initial public offering, we entered into a registration rights agreement with IEP Holdings, CVR Refining Holdings and CVR Refining Holdings Sub, LLC. Under this agreement, IEP Holdings, CVR Refining Holdings and CVR Refining Holdings Sub, LLC have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold, subject to certain limitations. Alternatively, we may be required to undertake a future public or private offering of common units and use the net proceeds from such offering to redeem an equal number of common units held by IEP Holdings, CVR Refining Holdings or CVR Refining Holdings Sub, LLC, as applicable. See “Certain Relationships and Related Transactions, and Director Independence—Agreements with CVR Energy and CVR Partners—Registration Rights Agreement” in our 2012 Annual Report for more information.

In connection with our initial public offering, we, CVR Refining Holdings, our general partner and the directors and executive officers of our general partner agreed not to sell any common units on or before July 15, 2013, subject to certain exceptions. On March 29, 2013, we received a waiver from such restrictions allowing us to file the registration statement of which this prospectus forms a part and on May 13, 2013, we received a further waiver for the issuance and sale of the common units offered hereby and the redemption of an equal number of common units from CVR Refining Holdings. In addition, in connection with this offering, we, CVR Refining Holdings, our general partner and the directors and executive officers of our general partner will agree not to sell any common units until 60 days after the date of this prospectus, subject to certain exceptions. See “Underwriters” for a description of these lock-up provisions.

In addition, we intend to file a registration statement on Form S-8 under the Securities Act to register 11,070,000 common units issuable under our long-term incentive plan. This registration statement will be effective upon filing. Units issued under our long-term incentive plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statement, subject to Rule 144 limitations applicable to affiliates.

MATERIAL TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective unitholders and is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to CVR Refining, LP and CVR Refining, LLC.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), whose functional currencies are the U.S. dollar and who hold common units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships (including entities treated as partnerships for federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each unitholder to consult such unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences that are particular to that unitholder resulting from ownership or disposition of its common units and potential changes in applicable tax laws.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our common units and the prices at which such common units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which might be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of common units) (please see “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please see “—Disposition of Common Units—Allocations Between Transferors and Transferees”); (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please see “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”) and (iv) whether the deduction related to U.S. production activities will be available to a unitholder or the extent of such deduction to any unitholder (please read “—Tax Treatment of Operations—Deduction for U.S. Production Activities”).

Partnership Status

A partnership is not a taxable entity for federal income tax purposes and incurs no U.S. federal income tax liability. Instead, as described below, each of our unitholders will take into account his respective share of our items of income, gain, loss and deduction in computing his U.S. federal income tax liability as if the unitholder had earned such income directly, even if no cash distributions are made to the unitholder. Distributions by us to a unitholder generally will not give rise to income or gain taxable to such unitholder unless the amount of cash distributed to the unitholder exceeds the unitholder’s adjusted tax basis in his common units.

Section 7704 of the Internal Revenue Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the exploration, development, mining, production, processing, refining, transportation, storage and marketing of any natural resource including crude oil and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2% of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon the factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership and our partnership and limited liability company subsidiaries will be disregarded as entities separate from us for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(i) Neither we nor any of our partnership or limited liability company subsidiaries has elected or will elect to be treated as a corporation for federal income tax purposes;

(ii) For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code;

(iii) our business activities and operations and those of our subsidiaries will be operated in the manner described in this prospectus; and

(iv) Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, natural gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

We believe that these representations have been true in the past and expect that these representations will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributing that stock to our unitholders in liquidation of their common units. This deemed contribution and liquidation should not result in the recognition of taxable income to our unitholders and us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for U.S. federal income tax purposes.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Accordingly, our taxation as a corporation would materially reduce our cash distributions to unitholders and thus would likely substantially reduce the value of our common units. In addition, any distribution made to a unitholder would be treated as (i) taxable dividend income to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in our common units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who are admitted as limited partners of CVR Refining, LP, as well as unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of common units, will be treated as partners of CVR Refining, LP for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of short sales, please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

Recent Legislative Developments. The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

Tax Consequences of Unit Ownership

Basis of Common Units. A unitholder’s tax basis in its common units initially will be the amount it paid for those common units plus its initial share of our liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities and (ii) decreased, but not below zero, by distributions to it, by its share of our losses, any decreases in its share of our liabilities and its share of our expenditures that are neither deductible nor required to be capitalized.

Flow-Through of Taxable Income. Subject to the discussion below under “—Entity-Level Collections” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year without regard to whether we make cash distributions to such unitholder. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Treatment of Distributions. Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions are of cash or marketable securities that are treated as cash and exceed the unitholder’s tax basis in its common units, in which case the unitholder will recognize gain taxable in the manner described below under “—Disposition of Common Units.”

Any reduction in a unitholder’s share of our “nonrecourse liabilities” (liabilities for which no partner bears the economic risk of loss) will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease the unitholder’s share of our nonrecourse liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Common Units.”

A non-pro rata distribution of money or property (including a deemed distribution described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for an allocable portion of the non-pro rata distribution. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income in an amount equal to the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses. A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its common units and (ii) in the case of a unitholder that is an individual, estate, trust or certain type of closely-held corporation, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its common units reduced by (i) any portion of that basis attributable to the unitholder’s share of our liabilities, (ii) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (iii) any amount of money the unitholder borrows to acquire or hold its common units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the common units for repayment.

A unitholder subject to the basis and at risk limitations must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of common units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used.

In addition to the basis and at risk limitations, passive activity loss limitations generally limit the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future, and will not be available to offset a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of passive income we generate may be deducted in full when he disposes of all of its common units in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

(i) interest on indebtedness properly allocable to property held for investment;

(ii) our interest expense attributed to portfolio income; and

(iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. Such term generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder, we are authorized to treat the payment as a distribution of cash to the relevant unitholder. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction. In general, our items of income, gain, loss and deduction will be allocated amongst our unitholders in accordance with their percentage interests in us. Although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our common units (a “Book-Tax Disparity”). As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering generally will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate a Book-Tax Disparity, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including (i) its relative contributions to us, (ii) the interests of all the partners in profits and losses, (iii) the interest of all the partners in cash flow and (iv) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Securities Loans. A unitholder whose common units are loaned (for example, a loan to a “short seller” to cover a short sale of common units) may be treated as having disposed of those common units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those common units would not be reportable by the unitholder, and (ii) any cash distributions received by the unitholder as to those common units would be fully taxable, possibly as ordinary income.

Due to lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its common units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their common units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $179,500 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for alternative minimum tax.

Tax Rates. Beginning January 1, 2013, the highest marginal U.S. federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

A 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts applies for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of common units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or is a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election. We will make the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our common units under Section 743(b) of the Code. The Section 743(b) adjustment separately applies to each purchaser of common units based upon the values and bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases common units directly from us.

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of common units due to lack of controlling authority. Because a unitholder’s tax basis for its common units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its common units, and may cause the unitholder to understate gain or overstate loss on any sale of such common units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of common units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocate to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his common units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please see “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to a primary offering of new common units will be borne by our unitholders holding interests in us prior to any such offering. Please see “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please see “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our common units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts we incur will be treated as syndication expenses.

Deduction for U.S. Production Activities. Subject to the limitations on the deductibility of losses discussed above and the limitations discussed below, unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to 9% of the lesser of (i) our qualified production activities income that is allocated to such unitholder or (ii) the unitholder’s taxable income, but not to exceed 50% of such unitholder’s IRS Form W-2 wages for the taxable year allocable to domestic production gross receipts.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders, and thus a unitholder’s ability to claim the Section 199 deduction may be limited.

A unitholder’s otherwise allowable Section 199 deduction for each taxable year is reduced by 3% of the least of (i) the oil related qualified production activities income of the taxpayer for the taxable year, (ii) the qualified production activities income of the taxpayer for the taxable year, or (iii) the taxpayer’s taxable income for the taxable year (determined without regard to any Section 199 deduction). For this purpose, the term “oil related qualified production activities income” means the qualified production activities income attributable to the production, refining, processing, transportation, or distribution of oil, gas, or any primary production thereof. We expect that most or all of our qualified production activities income will consist of oil related qualified production activities income.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Moreover, the availability of Section 199 deductions may be reduced or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “Limited Partner Status—Recent Legislative Developments.” Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss. A unitholder will be required to recognize gain or loss on a sale of common units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the common units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a common unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of common units will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to Section 751 Assets that we own, primarily depreciation recapture. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a common unit and may be recognized even if there is a net taxable loss realized on the sale of a common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

(i) a short sale;

(ii) an offsetting notional principal contract; or

(iii) a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of common units prior to the record date set for a cash distribution for any quarter will be allocated items of our income, gain, loss and deductions attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements. A unitholder who sells or purchases any common units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination. We will be considered to have “constructively” terminated as a partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure, the IRS may allow, among other things, a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs, notwithstanding two partnership tax years. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of common units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these common units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. Any non-uniformity could have a negative impact on the value of the common units. Please see “—Tax Consequences of Unit Ownership—Section 754 Election.”

If necessary to preserve the uniformity of our common units, our partnership agreement permits our general partner to take positions in filing our tax returns even when contrary to a literal application of regulations like the one described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. The general partner does not anticipate needing to take such positions, but if they were necessary, Vinson & Elkins L.L.P. would be unable to opine as to validity of such filing positions in the absence of direct and controlling authority.

A unitholder’s basis in common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in his units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss” and “—Tax Consequences of Unit Ownership—Section 754 Election.” The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisors before investing in our common units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-resident aliens and non-U.S. corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of common units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a non-U.S. corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the non-U.S. corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the non-U.S. corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A non-U.S. unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that common unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a non-U.S. unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business resulting from its investment in us.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS.

Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the common units. The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(i) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(ii) a statement regarding whether the beneficial owner is:

(a) a non-U.S. person;

(b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(iii) the amount and description of common units held, acquired or transferred for the beneficial owner; and

(iv) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

State, Local, Non-U.S. and Other Tax Consequences

In addition to federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the unitholder is a resident. We currently conduct business or own property in Arkansas, Iowa, Kansas, Missouri, Nebraska, Texas and South Dakota. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of its investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, or non-U.S. tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax returns that may be required of it.

INVESTMENT IN CVR REFINING, LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(b) the entity is an “operating company,” meaning it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above and IRAs.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above.

Plan fiduciaries contemplating a purchase of common units are encouraged to consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement with respect to the common units being offered, we will agree to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective amounts of common units:

Underwriter	Number of Common Units
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Jefferies LLC
UBS Securities LLC
J.P. Morgan Securities LLC
SunTrust Robinson Humphrey, Inc.

Total	12,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the common units in the offering if any are purchased, other than those units covered by the underwriters’ option to purchase additional units described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have a 30-day option to purchase on a pro rata basis up to an additional 1,800,000 common units at the public offering price less the underwriting discounts and commissions. If any common units are purchased pursuant to this option, the underwriters will severally purchase the common units in approximately the same proportion as set forth in the table above.

The underwriters propose to offer the common units initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $         per common unit. After the offering the representatives may change the public offering price and concession.

The following table summarizes the compensation to be paid by us to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	Per Unit		Total
	Without option to purchase additional units	With option to purchase additional units	Without option to purchase additional units	With option to purchase additional units

Underwriting Discounts and Commissions	$	$	$	$

We estimate that the expenses of this offering payable by us directly will be approximately $953,000. This amount does not include the underwriting discounts and commissions payable by us. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $10,000 as set forth in the underwriting agreement.

Our common units are listed on the NYSE under the symbol “CVRR.”

We, our general partner, our general partner’s directors and executive officers and CVR Refining Holdings have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common units or securities convertible into or exchangeable or exercisable for any of our common units, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common units, whether any of these transactions are to be settled by delivery of our common units or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 60 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Because the Financial Industry Regulatory Authority views our common units as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of common units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units over-allotted by the underwriters is not greater than the number of units that they may purchase in the over-allotment option. In a naked short position, the number of units involved is greater than the number of units in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing units in the open market.

•

Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of units to close out the short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through the over-allotment option. If the underwriters sell more units than could be covered by their exercise of the over-allotment option, which is the equivalent of a naked short position, the position can only be closed out by buying units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in our common units who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common units until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result the price of our common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships to us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships to the issuer. The underwriters and their respective affiliates may also communicate independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Electronic Distribution

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of common units to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the EEA

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (FSMA) that is not a “recognized collective investment scheme” for the purposes of FSMA (CIS) and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is for distribution only to persons:

(1)	if our partnership is a CIS and is marketed by a person who is an authorized person under FSMA, (i) who are investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended (the CIS Promotion Order) or (ii) who are high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(2)	(i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order), (ii) falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order, or (iii) outside the United Kingdom; and

(3)	in both cases (1) and (2) above, whom it may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).

Our partnership’s common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person must not act or rely on this document or any of its contents.

No person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) received by it in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus other than in circumstances in which Section 21(1) of FSMA does not apply to our partnership.

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering. We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (CISA). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Capital Investment Act (Vermôgensanlagengesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 2 no. 4 of the German Capital Investment Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation of an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

LEGAL MATTERS

The validity of the common units and certain other legal matters will be passed upon for us by Vinson & Elkins L.L.P. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The consolidated and combined balance sheets of CVR Refining, LP and subsidiaries as of December 31, 2012 and 2011, and the related combined statements of operations, changes in partners’ capital/divisional equity, and cash flows for each of the years in the three-year period ended December 31, 2012, have been incorporated by reference herein (and in the registration statement) in reliance upon the report of KPMG, LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the common units being offered hereunder. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common units, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit and reference thereto is qualified in all respects by the terms of the filed exhibit.

We also file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other information with the SEC. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available free of charge through our website under “Investor Relations,” as soon as reasonably practicable after the electronic filing of these reports is made with the SEC. Our website address is www.cvrrefining.com. The information on our website is not, and you should not consider such information to be, a part of this prospectus.

The registration statement, including any exhibits and schedules, and the other reports we file or furnish to the SEC may be inspected without charge at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of these materials may be obtained from that office after payment of fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means we can disclose important information to you without actually including the specific information in this prospectus by referring to those documents. The information incorporated by reference is an important part of this prospectus. If information in incorporated documents conflicts with information in this prospectus, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

The documents listed below have been filed by us pursuant to the Exchange Act and are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 14, 2013; and

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed on May 2, 2013;

•	our Current Reports on Form 8-K or Form 8-K/A, filed on January 23, 2013, January 24, 2013 and January 29, 2013.

You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

2277 Plaza Drive, Suite 500

Sugar Land, Texas 77479

(281) 207-3200

Attn: Investor Relations

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of each document.

ANNEX A—GLOSSARY OF SELECTED INDUSTRY TERMS

The following are definitions of certain terms used in this prospectus.

2-1-1 crack spread—The approximate gross margin resulting from processing two barrels of crude oil to produce one barrel of gasoline and one barrel of distillate. The 2-1-1 crack spread is expressed in dollars per barrel.

backwardation market—Market situation in which futures prices are lower in succeeding delivery months. Also known as an inverted market. The opposite of contango market.

barrel—Common unit of measure in the oil industry which equates to 42 gallons.

blendstocks—Various compounds that are combined with gasoline or diesel from the crude oil refining process to make finished gasoline and diesel fuel; these may include natural gasoline, fluid catalytic cracking unit or FCCU gasoline, ethanol, reformate or butane, among others.

bpd—Abbreviation for barrels per calendar day, which refers to the total number of barrels processed in a refinery within a specified time period, divided by the number of calendar days in that period days, thus reflecting all operational and logistical limitations.

bpsd—Abbreviation for barrels per stream day, which refers the maximum number of barrels a refinery may produce over the course of 24 hours when running at full capacity under optimal conditions.

Brent—Brent crude oil, a light sweet crude oil characterized by an API gravity of approximately 38 degrees, and a sulfur content of approximately .4 weight percent.

bulk sales—Volume sales through third party pipelines, in contrast to tanker truck quantity rack sales.

capacity—Capacity is defined as the throughput a process unit is capable of sustaining, either on a barrel per calendar or stream day basis. The throughput may be expressed in terms of maximum sustainable, nameplate or economic capacity. The maximum sustainable or nameplate capacities may not be the most economical. The economic capacity is the throughput that generally provides the greatest economic benefit based on considerations such as crude oil and other feedstock costs, product values and downstream unit constraints.

catalyst—A substance that alters, accelerates, or instigates chemical changes, but is neither produced, consumed nor altered in the process.

coker unit—A refinery unit that utilizes the lowest value component of crude oil remaining after all higher value products are removed, further breaks down the component into more valuable products and converts the rest into pet coke.

contango market—Market situation in which prices for future delivery are higher than the current or spot market price of the commodity. The opposite of backwardation market.

crack spread—A simplified calculation that measures the difference between the price for light products and crude oil. For example, the 2-1-1 crack spread is often referenced and represents the approximate gross margin resulting from processing two barrels of crude oil to produce one barrel of gasoline and one barrel of distillate.

distillates—Primarily diesel fuel, kerosene and jet fuel.

ethanol—A clear, colorless, flammable oxygenated hydrocarbon. Ethanol is typically produced chemically from ethylene, or biologically from fermentation of various sugars from carbohydrates found in agricultural crops and cellulosic residues from crops or wood. It is used in the United States as a gasoline octane enhancer and oxygenate.

feedstocks—Petroleum products, such as crude oil and natural gas liquids, that are processed and blended into refined products, such as gasoline, diesel fuel and jet fuel during the refining process.

Group 3—A geographic subset of the PADD II region comprising refineries in Oklahoma, Kansas, Missouri, Nebraska and Iowa. Current Group 3 refineries include our Coffeyville and Wynnewood refineries; the Valero Admore refinery in Admore, OK; HollyFrontier’s Tulsa refinery in Tulsa, OK and El Dorado refinery in El Dorado, KS; ConocoPhillips’ Ponca City refinery in Ponca City, OK; and NCRA’s refinery in McPherson, KS.

heavy crude oil—A relatively inexpensive crude oil characterized by high relative density and viscosity. Heavy crude oils require greater levels of processing to produce high value products such as gasoline and diesel fuel.

independent petroleum refiner—A refiner that does not have crude oil exploration or production operations. An independent refiner purchases the crude oil throughputs in its refinery operations from third parties.

light crude oil—A relatively expensive crude oil characterized by low relative density and viscosity. Light crude oils require lower levels of processing to produce high value products such as gasoline and diesel fuel.

Magellan—Magellan Midstream Partners L.P., a publicly traded company whose business is the transportation, storage and distribution of refined petroleum products.

Mars blend—Mars blend crude oil, a sour crude oil blend characterized by an API gravity of approximately 30 degrees and a sulfur content of approximately 2.0 weight percent.

MMBtu—One million British thermal units or Btu: a measure of energy. One Btu of heat is required to raise the temperature of one pound of water one degree Fahrenheit.

natural gas liquids—Natural gas liquids, often referred to as NGLs, are both feedstocks used in the manufacture of refined fuels and are products of the refining process. Common NGLs used include propane, isobutane, normal butane and natural gasoline.

NYSE—the New York Stock Exchange.

PADD II—Midwest Petroleum Area for Defense District which includes Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Oklahoma, South Dakota, Tennessee, and Wisconsin.

plant gate price—The unit price of fertilizer, in dollars per ton, offered on a delivered basis and excluding shipment costs.

petroleum coke (pet coke)—A coal-like substance that is produced during the refining process.

rack sales—Sales which are made at terminals into third party tanker trucks.

refined products—Petroleum products, such as gasoline, diesel fuel and jet fuel, that are produced by a refinery.

sour crude oil—A crude oil that is relatively high in sulfur content, requiring additional processing to remove the sulfur. Sour crude oil is typically less expensive than sweet crude oil.

spot market—A market in which commodities are bought and sold for cash and delivered immediately.

sweet crude oil—A crude oil that is relatively low in sulfur content, requiring less processing to remove the sulfur. Sweet crude oil is typically more expensive than sour crude oil.

throughput—The volume processed through a unit or a refinery or transported on a pipeline.

turnaround—A periodically required standard procedure to inspect, refurbish, repair and maintain our refineries. This process involves the shutdown and inspection of major processing units and occurs every four to five years.

WCS—Western Canadian Select crude oil, a medium to heavy, sour crude oil, characterized by an American Petroleum Institute gravity (“API gravity”) of between 20 and 22 degrees and a sulfur content of approximately 3.3 weight percent.

WEC—Gary-Williams Energy Corporation, subsequently converted to Gary-Williams Energy Company, LLC and now known as Wynnewood Energy Company, LLC.

WTI—West Texas Intermediate crude oil, a light, sweet crude oil, characterized by an API gravity between 39 and 41 degrees and a sulfur content of approximately 0.4 weight percent that is used as a benchmark for other crude oils.

WTI at Midland—WTI crude oil priced in Midland, Texas rather than Cushing, Oklahoma.

WTS—West Texas Sour crude oil, a relatively light, sour crude oil characterized by an API gravity of between 30 and 32 degrees and a sulfur content of approximately 2.0 weight percent.

Wynnewood Acquisition—The acquisition by CVR Energy of all the outstanding shares of the Gary-Williams Energy Corporation and its subsidiaries, which owns the 70,000 bpd Wynnewood, Oklahoma refinery and 2.0 million barrels of storage tanks, on December 15, 2011.

yield—The percentage of refined products that is produced from crude oil and other feedstocks.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee and the FINRA filing fee the amounts set forth below are estimates.

SEC registration fee	$63,491
FINRA filing fee	70,322
Printing and engraving expenses	125,000
Fees and expenses of legal counsel	500,000
Accounting fees and expenses	130,000
New York Stock Exchange listing fee	51,750
Transfer agent and registrar fees	2,500
Miscellaneous fees	10,000

Total	$953,063

ITEM 14.	INDEMNIFICATION OF OFFICERS AND THE DIRECTORS OF THE BOARD OF DIRECTORS OF OUR GENERAL PARTNER.

The section of the prospectus entitled “The Partnership Agreement—Indemnification” is incorporated herein by reference and discloses that we will generally indemnify the directors and officers of our general partner and CVR Energy to the fullest extent permitted by law against all losses, claims, damages or similar events. Subject to any terms, conditions or restrictions set forth in our partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Section 18-108 of the Delaware Limited Liability Company Act provides that a Delaware limited liability company may indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The limited liability company agreement of CVR Refining GP, LLC, our general partner, provides for the indemnification of its directors and officers against liabilities they incur in their capacities as such. We have entered into indemnity agreements with each of the current directors and officers of our general partner to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our general partner’s limited liability company agreement and to provide additional procedural protections.

The underwriting agreement that we expect to enter into with the underwriters, filed as Exhibit 1.1 to this registration statement, will contain indemnification and contribution provisions that will indemnify and hold harmless the directors and officers of our general partner.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

In connection with our formation in September 2012, we issued (i) the non-economic general partner interest in us to CVR Refining GP, LLC and (ii) the 100.0% limited partner interest in us to CVR Refining Holdings, LLC for $1,000.00. These issuances were exempt from registration under Section 4(2) of the Securities Act.

On October 23, 2012, CVR Refining, LLC and Coffeyville Finance issued $500 million aggregate principal amount of 6.5% senior notes due 2022 (the “2022 Notes”). The 2022 Notes were sold in an offering exempt from registration under the Securities Act of 1933, as amended, or the Securities Act, to qualified institutional investors in reliance on Rule 144A under the Securities Act and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. CVR Refining, LLC and Coffeyville Finance issued the 2022 Notes at face value, and received net proceeds of approximately $492.5 million from the offering, after deducting initial purchasers’ commissions.

On January 23, 2013, in connection with the closing of our initial public offering, we issued (i) 119,988,000 common units to CVR Refining Holdings, LLC and (ii) 12,000 common units to CVR Refining Holdings Sub, LLC pursuant to the Reorganization Agreement dated January 16, 2013 between us, our general partner, CVR Refining Holdings and CVR Refining Holdings Sub, LLC. This issuance was exempt from registration under Section 4(2) of the Securities Act.

There have been no other sales of unregistered securities within the past three years.

ITEM 16.	EXHIBITS.

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Item 17.	UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

The Registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with CVR Refining GP, LLC, our general partner, or any of its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to, CVR Refining GP, LLC or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The Registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the Partnership.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sugar Land, Texas, on May 13, 2013.

CVR Refining, LP

By: CVR Refining GP, LLC

By:	/s/ John J. Lipinski
Name:	John J. Lipinski
Title:	Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ John J. Lipinski John J. Lipinski	Chief Executive Officer, President and Director of CVR Refining GP, LLC (Principal Executive Officer)	May 13, 2013

* Susan M. Ball	Chief Financial Officer and Treasurer of CVR Refining GP, LLC (Principal Financial and Accounting Officer)	May 13, 2013

* Stanley A. Riemann	Director of CVR Refining GP, LLC	May 13, 2013

* Carl C. Icahn	Director of CVR Refining GP, LLC	May 13, 2013

* SungHwan Cho	Director of CVR Refining GP, LLC	May 13, 2013

* Keith Cozza	Director of CVR Refining GP, LLC	May 13, 2013

* Vincent J. Intrieri	Director of CVR Refining GP, LLC	May 13, 2013

* Samuel Merksamer	Director of CVR Refining GP, LLC	May 13, 2013

* Daniel A. Ninivaggi	Director of CVR Refining GP, LLC	May 13, 2013

Signature	Title	Date

* Kenneth Shea	Director of CVR Refining GP, LLC	May 13, 2013

* Jon R. Whitney	Director of CVR Refining GP, LLC	May 13, 2013

* Glenn R. Zander	Director of CVR Refining GP, LLC	May 13, 2013

*By:	/s/ John J. Lipinski
John J. Lipinski As Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1	Certificate of Limited Partnership of CVR Refining, LP (incorporated by reference to Exhibit 3.1 to the Partnership’s Form S-1 filed on October 1, 2012)

3.2	First Amended and Restated Agreement of Limited Partnership of CVR Refining, LP, dated as of January 23, 2013 (incorporated by reference to Exhibit 3.1 to the Partnership’s Form 8-K filed on January 29, 2013)

4.1	Indenture relating to 6.500% senior secured notes due 2022, dated as of October 23, 2012, by and among CVR Refining, LLC, Coffeyville Finance Inc., each of the guarantors party thereto, Wells Fargo Bank, National Association, as Trustee, and Wells Fargo Bank, National Association, as Collateral Trustee (incorporated by reference to Exhibit 4.1 of the Form 8-K filed by CVR Energy, Inc. on October 29, 2012 (Commission File No. 001-33492))

4.2	Forms of 6.5% Second Lien Senior Secured Notes due 2022 (included within the Indenture filed as Exhibit 4.1)

4.3	Registration Rights Agreement, dated October 23, 2012, among CVR Refining, LLC, Coffeyville Finance Inc., the Subsidiary Guarantors, and Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. as Representatives of the several initial purchasers (incorporated by reference to Exhibit 4.3 to the Form 8-K filed by CVR Energy, Inc. on October 29, 2012 (Commission File No. 001-33492))

4.4	Registration Rights Agreement, dated as of January 23, 2013, by and among CVR Refining, LP, Icahn Enterprises Holdings L.P., CVR Refining Holdings, LLC and CVR Refining Holdings Sub, LLC (incorporated by reference to Exhibit 10.1 to the Partnership’s Form 8-K filed on January 29, 2013)

5.1*	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

8.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters

10.1	Contribution Agreement, dated December 31, 2012, by and among CVR Refining, LP, CVR Refining Holdings, LLC and CVR Refining Holdings Sub, LLC (incorporated by reference to Exhibit 10.1 to the Partnership’s Form S-1/A filed on January 8, 2013)

10.2++	CVR Refining, LP Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Partnership’s Form 8-K filed on January 23, 2013)

10.3	Services Agreement, dated December 31, 2012, by and among CVR Refining, LP, CVR Refining GP, LLC and CVR Energy, Inc. (incorporated by reference to Exhibit 10.2 to the Partnership’s Form 8-K filed on January 29, 2013)

10.4	Trademark License Agreement, dated as of January 23, 2013, by and among CVR Refining, LP and CVR Energy, Inc. (incorporated by reference to Exhibit 10.3 to the Partnership’s Form 8-K filed on January 29, 2013)

10.5	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 to the Partnership’s Form S-1/A filed on November 27, 2012)

10.6	Amended and Restated Omnibus Agreement, dated as of April 13, 2011, among CVR Energy, Inc., CVR GP, LLC and CVR Partners, LP (incorporated by reference to Exhibit 10.2 to CVR Energy, Inc.’s Form 8-K/A filed on May 23, 2011 (Commission File No. 001-33492))

Exhibit Number	Description

10.7	Amended and Restated ABL Credit Agreement, dated as of December 20, 2012, among Coffeyville Resources, LLC, CVR Refining, LP, CVR Refining, LLC, Coffeyville Resources Refining & Marketing, LLC, Coffeyville Resources Pipeline, LLC, Coffeyville Resources Crude Transportation, LLC, Coffeyville Resources Terminal, LLC, Wynnewood Energy Company, LLC, Wynnewood Refining Company, LLC and certain of their affiliates, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as collateral agent and administrative agent (incorporated by reference to Exhibit 1.1 to CVR Energy, Inc.’s Form 8-K filed on December 27, 2012 (Commission File No. 001-33492))

10.8	Amended and Restated ABL Pledge and Security Agreement, dated as of December 20, 2012, among CVR Refining, LP, CVR Refining, LLC, Coffeyville Resources Refining & Marketing, LLC, Coffeyville Resources Pipeline, LLC, Coffeyville Resources Crude Transportation, LLC, Coffeyville Resources Terminal, LLC, Wynnewood Energy Company, LLC, Wynnewood Refining Company, LLC and certain of their affiliates, and Wells Fargo Bank, National Association, as collateral agent (incorporated by reference to Exhibit 1.2 to CVR Energy, Inc.’s Form 8-K filed on December 27, 2012 (Commission File No. 001-33492))

10.9	Amended and Restated First Lien Pledge and Security Agreement, dated as of December 28, 2006, among Coffeyville Resources, LLC, CL JV Holdings, LLC, Coffeyville Pipeline, Inc., Coffeyville Refining and Marketing, Inc., Coffeyville Nitrogen Fertilizers, Inc., Coffeyville Crude Transportation, Inc., Coffeyville Terminal, Inc., Coffeyville Resources Pipeline, LLC, Coffeyville Resources Refining & Marketing, LLC, Coffeyville Resources Crude Transportation, LLC and Coffeyville Resources Terminal, LLC, as grantors, and Credit Suisse, as collateral agent (incorporated by reference to Exhibit 10.2 to CVR Energy Inc.’s Registration Statement on Form S-1/A, File No. 333-137588, filed on February 12, 2007 (Commission File No. 001-33492))

10.10	ABL Intercreditor Agreement, dated as of February 22, 2011, among Coffeyville Resources, LLC, Coffeyville Finance Inc., Deutsche Bank Trust Company Americas, as collateral agent for the ABL secured parties, Wells Fargo Bank, National Association, as collateral trustee for the secured parties in respect of the outstanding first lien obligations, and the outstanding second lien notes and certain subordinated liens, respectively, and the Guarantors (as defined therein) (incorporated by reference to Exhibit 1.3 to CVR Energy, Inc.’s Form 8-K filed on February 28, 2011 (Commission File No. 001-33492))

10.11	First Amended and Restated Collateral Trust and Intercreditor Agreement, dated as of April 6, 2010, among Coffeyville Resources, LLC, Coffeyville Finance Inc., the other grantors from time to time party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent, Wells Fargo Bank, National Association, as indenture agent, J. Aron & Company, as hedging counterparty, each additional first lien representative and Wells Fargo Bank, National Association, as collateral trustee (incorporated by reference to Exhibit 10.33 to CVR Energy Inc.’s Form 10-K for the year ended December 31, 2011, filed on February 29, 2012 (Commission File No. 001-33492))

10.12	Omnibus Amendment Agreement and Consent under the Intercreditor Agreement, dated as of April 6, 2010, by and among Coffeyville Resources, LLC, Coffeyville Finance Inc., Coffeyville Pipeline, Inc., Coffeyville Refining & Marketing, Inc., Coffeyville Nitrogen Fertilizers, Inc., Coffeyville Crude Transportation, Inc., Coffeyville Terminal, Inc., CL JV Holdings, LLC, and certain subsidiaries of the foregoing as Guarantors, the Requisite Lenders, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent, Collateral Agent and Revolving Issuing Bank, J. Aron & Company, as a hedge counterparty and Wells Fargo Bank, National Association, as Collateral Trustee (incorporated by reference to Exhibit 1.4 to CVR Energy Inc.’s Form 8-K filed on April 12, 2010 (Commission File No. 001-33492))

Exhibit Number	Description

10.13	First and Subordinated Lien Intercreditor Agreement, dated as of April 6, 2010, among Coffeyville Resources, LLC, Wells Fargo Bank, National Association, as collateral agent for the first lien claimholders, and Wells Fargo Bank, National Association, as collateral trustee for itself and the subordinated lien claimholders (incorporated by reference to Exhibit 10.34 to CVR Energy Inc.’s Form 10-K for the year ended December 31, 2011, filed on February 29, 2012 (Commission File No. 001-33492))

10.14	Senior Unsecured Revolving Credit Agreement, dated as of January 23, 2013, by and among CVR Refining, LLC and Coffeyville Resources, LLC (incorporated by reference to Exhibit 10.4 to the Partnership’s Form 8-K filed on January 29, 2013)

10.15	Coke Supply Agreement, dated as of October 25, 2007, by and between Coffeyville Resources Refining & Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC (incorporated by reference to Exhibit 10.5 of the Form 10-Q filed by CVR Energy, Inc. on December 6, 2007 (Commission File No. 001-33492))

10.16	Amended and Restated Cross-Easement Agreement, dated as of April 13, 2011, among Coffeyville Resources Refining & Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC (incorporated by reference to Exhibit 10.5 to the Form 8-K/A filed by CVR Energy, Inc. on May 23, 2011 (Commission File No. 001-33492))

10.17	Environmental Agreement, dated as of October 25, 2007, by and between Coffeyville Resources Refining & Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC (incorporated by reference to Exhibit 10.7 of the Form 10-Q filed by CVR Energy, Inc. on December 6, 2007)

10.18	Supplement to Environmental Agreement, dated as of February 15, 2008, by and between Coffeyville Resources Refining and Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC (incorporated by reference to Exhibit 10.17.1 of the Form 10-K filed by CVR Energy, Inc. on March 28, 2008 (Commission File No. 001-33492))

10.19	Second Supplement to Environmental Agreement, dated as of July 23, 2008, by and between Coffeyville Resources Refining and Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC (incorporated by reference to Exhibit 10.1 of the Form 10-Q filed by CVR Energy, Inc. on August 14, 2008 (Commission File No. 001-33492))

10.20	Amended and Restated Feedstock and Shared Services Agreement, dated as of April 13, 2011, among Coffeyville Resources Refining & Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K/A filed by CVR Energy, Inc. on May 23, 2011 (Commission File No. 001-33492))

10.21	Raw Water and Facilities Sharing Agreement, dated as of October 25, 2007, by and between Coffeyville Resources Refining & Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC (incorporated by reference to Exhibit 10.9 of the Form 10-Q filed by CVR Energy, Inc. on December 6, 2007 (Commission File No. 001-33492))

10.22†	Amended and Restated Crude Oil Supply Agreement dated August 31, 2012, by and between Vitol Inc. and Coffeyville Resources Refining & Marketing, LLC (incorporated by reference to Exhibit 10.16 to the Partnership’s Form S-1 filed October 1, 2012)

10.23†	Pipeline Construction, Operation and Transportation Commitment Agreement, dated February 11, 2004, as amended, between Plains Pipeline, L.P. and Coffeyville Resources Refining & Marketing, LLC (incorporated by reference to Exhibit 10.17 to the Partnership’s Form S-1/A filed November 27, 2012)

10.24++	Third Amended and Restated Employment Agreement, dated as of January 1, 2011, by and between CVR Energy, Inc. and John J. Lipinski (incorporated by reference to Exhibit 10.16 of the Form S-1/A of CVR Partners, LP filed on January 28, 2011 (Commission File No. 001-35120))

Exhibit Number	Description

10.25++	Third Amended and Restated Employment Agreement, dated as of July 27, 2012, by and between CVR Energy, Inc. and Susan M. Ball (incorporated by reference to Exhibit 10.1 of CVR Energy Inc.’s Form 10-Q for the quarter ended September 30, 2012, filed on November 6, 2012) (Commission File No. 001-33492))

10.26++	Third Amended and Restated Employment Agreement, dated as of January 1, 2011, by and between CVR Energy, Inc. and Stanley A. Riemann (incorporated by reference to Exhibit 10.18 of the Form S-1/A filed by CVR Partners, LP on January 28, 2011 (Commission File No. 001-35120))

10.27++	Third Amended and Restated Employment Agreement, dated as of January 1, 2011, by and between CVR Energy, Inc. and Edmund S. Gross (incorporated by reference to Exhibit 10.4 to CVR Energy, Inc.’s Form 10-Q for the quarter ended March 31, 2011, filed on May 10, 2011 (Commission File No. 001-33492))

10.28++	Third Amended and Restated Employment Agreement, dated as of January 1, 2011, by and between CVR Energy, Inc. and Robert W. Haugen (incorporated by reference to Exhibit 10.5 to CVR Energy, Inc.’s Form 10-Q for the quarter ended March 31, 2011, filed on May 10, 2011 (Commission File No. 001-33492))

10.29	Reorganization Agreement, dated as of January 16, 2013, by and among CVR Refining, LP, CVR Refining GP, LLC, CVR Refining Holdings, LLC and CVR Refining Holdings Sub, LLC (incorporated by reference to Exhibit 10.1 to the Partnership’s Form 8-K filed on January 23, 2013)

10.30++	Amendment to Third Amended and Restated Employment Agreement, dated as of March 11, 2013, by and between CVR Energy, Inc. and John J. Lipinski (incorporated by reference to Exhibit 10.6 to the Partnership’s Form 10-Q for the quarter ended March 31, 2013, filed on May 2, 2013)

21.1	List of Subsidiaries of CVR Refining, LP (incorporated by reference to Exhibit 21.1 to the Partnership’s Form S-1 filed on October 1, 2012)

23.1*	Consent of KPMG LLP

23.2*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

23.3*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1	Powers of Attorney (Included on page II-3)

*	—Filed herewith.
**	—To be filed by amendment
†	—Certain portions of this exhibit have been omitted and separately filed with the SEC pursuant to a request for confidential treatment that was granted by the SEC on January 16, 2013.
++	—Denotes management contract or compensatory plan or arrangement.